As filed with the Securities and Exchange Commission on April 24, 2000
                                                     Registration No. 333-56813
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                         POST-EFFECTIVE AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                         Brand Scaffold Services, Inc.
             (Exact Name of Registrant as Specified in Its Charter)


            Delaware                         735915                    133909681
(State or other jurisdiction of   (Primary Standard Industrial      (I.R.S. Employer
 incorporation or organization)    Classification Code Number)   Identification Number)

                       15450 South Outer Highway 40, #270
                          Chesterfield, Missouri 63017
                                 (636) 519-1000
(Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                            -----------------------

                                 John M. Monter
                     Chief Executive Officer and President
                       15450 South Outer Highway 40, #270
                          Chesterfield, Missouri 63017
                                 (636) 519-1000

                            -----------------------

           (Name, address, including zip code, and telephone number, including area code, of agent for service)

                            -----------------------

                                   Copies to:
                                Joseph P. Hadley
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                                 (212) 450-4000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. |X|
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_| __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
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                                EXPLANATORY NOTE

     This Registration Statement contains a prospectus which is to be used by Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC") in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale.

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PROSPECTUS

[GRAPHIC OMITTED]

                         BRAND SCAFFOLD SERVICES, INC.
 14.5% Senior Exchangeable Preferred Stock due 2008, $0.01 par value per share

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This prospectus is to be used by Donaldson, Lufkin & Jenrette Securities Corporation in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices at the time of sale. Donaldson, Lufkin & Jenrette Securities Corporation may act as principal or agent in such transactions and has no obligation to make a market in the preferred stock, and may discontinue its market-making activities at any time without notice, in its sole discretion. If Donaldson, Lufkin & Jenrette Securities Corporation conducts any market-making activities, it may be required to deliver a "market-making prospectus" when effecting offers and sales in the preferred stock because of the equity ownership of affiliates of Donaldson, Lufkin & Jenrette Securities Corporation. Certain affiliates of Donaldson, Lufkin & Jenrette Securities Corporation hold in the aggregate a 64.4% equity interest in us. We will not receive the proceeds of the sale of such preferred stock.
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The Company:

o We are the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services.

o    Our executive offices are located at:
     Brand Scaffold Services, Inc.
     15450 South Outer Highway 40, #270
     Chesterfield, MO 63017
     (636) 519-1000

Market for Trading:

o There is currently no established market for trading of the preferred stock.

Terms of Preferred Stock:

o    Redemption

     We may redeem some or all of the preferred stock at any time after September 30, 2001.

o    Mandatory Offer to Repurchase

     If we sell certain assets or experience specific kinds of changes in control, we must offer to repurchase the preferred stock.

     We must repurchase all of the preferred stock on March 31, 2008.
o    Ranking

Ranking

     The preferred stock ranks senior, with respect to dividend rights, rights on liquidation, rights on dissolution and rights on winding up, to:

     o    our common stock;

     o all of our capital stock that expressly provides that it ranks junior to the preferred stock; and

     o all of our capital stock that does not specify any rank in relation to the preferred stock.

 Dividends

     Fixed annual rate of 14.5% of the liquidation value of the preferred stock.

     Paid when, as and if declared by the board of directors.

Exchange Feature

     Subject to certain conditions, we may issue 14.5% Junior Subordinated Exchange Debentures due 2008, which will have the terms described elsewhere in this prospectus, in exchange for some or all outstanding shares of preferred stock.


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   This investment involves risks. See "Risk Factors" beginning on page 11.

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Neither the SEC nor any state securities commission has determined if this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.

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                 The date of this Prospectus is April 27, 2000

                               PROSPECTUS SUMMARY

     Because this is a summary, it does not contain all the information that may be important to you. You should read the entire prospectus, including the financial statements and related notes, before making an investment decision. Unless we indicate otherwise, the words "Company," "Brand," "we," "our," "ours" and "us" mean Brand Scaffold Services, Inc. together with its subsidiaries. Unless we indicate otherwise, references to industry size and statistics contained in this prospectus are derived from information provided by Cook, Holmlund & Co., Inc.

Overview

     We are the largest North American provider of industrial scaffolding services. Our services facilitate access to tall structures for on-going maintenance, turnarounds (major maintenance projects which require the complete or partial shutdown of a facility) and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. Our turnkey services include equipment rental, labor for the erection and dismantlement of scaffolding and scaffolding design services. We deliver our services through an extensive field service organization of approximately 4,200 employees in 30 field offices located throughout the United States and two in Canada. We also provide scaffolding services to the commercial market (primarily nonresidential construction) and sell a small amount of scaffolding. For the year ended December 31, 1999, we generated revenues of $218.9 million and a net loss of $1.9 million.

     Approximately 79%, 83% and 80% of our 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. We typically provide our on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. We believe that the necessity for on-going maintenance and turnarounds provides us with a stable, recurring revenue base.

     Our main customers include major integrated oil companies, independent refiners, large chemical companies, utilities and large engineering and construction firms. Our largest customer, Exxon Corporation, accounted for approximately 13%, 15% and 17% of our revenues in the years ended December 31, 1999, 1998 and 1997, respectively. The loss of this customer could have a material adverse effect on us. It is unclear what effect the announced mergers and consolidations in the oil industry (such as the merger between Exxon Corporation and Mobil Corporation and between British Petroleum P.L.C. and Amoco Corporation) and the paper industry will have on us.

     We believe our position as the largest supplier of industrial scaffolding services provides us with a number of competitive advantages including:

    o     the ability to offer national coverage to large customers;

    o the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages;

    o higher asset use through the shifting of assets across regions and across our large customer base;

    o     purchasing leverage with scaffolding manufacturers; and

    o comprehensive safety training programs which have resulted in an accident incident rate which is well below the industry average and have enabled us to reduce insurance costs and accident-related expenses.

     Our size also enables us to maintain our own trucking fleet and to provide a design department that specializes in the custom design of industrial scaffolding, which we use to minimize the amount of scaffolding used and to maximize labor efficiency, thereby providing us with a competitive advantage.

The Industry

     The scaffolding services industry consists of the industrial market and the commercial market, each of which requires different types of scaffolding equipment and levels of expertise. Industrial applications generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Commercial applications generally require frame and brace scaffolding which is not as versatile as systems scaffolding and requires a lower level of expertise.

     Industrial Market. The North American industrial scaffolding market is approximately $650 million and is serviced predominantly by scaffolding specialists such as Brand. We estimate that the top six scaffolding specialists service almost 70% of the total industrial market. Industrial customers use scaffolding for on-going maintenance, turnarounds and capital projects. Among industrial applications, maintenance represents approximately 50% and turnarounds represent approximately 35% of the market. Since turnarounds may require the complete shutdown of a facility (which may lose up to $1 million of revenues per day during a turnaround), speed and reliability are key customer considerations. Safety is another important consideration for industrial customers as scaffolding contractor accident incidents are counted against a facility's safety record and may cause increases in both insurance premiums and attention by the Occupational Safety and Health Administration ("OSHA").

     Commercial Market. The North American commercial scaffolding market is approximately $725 million. Commercial scaffolding is used primarily in nonresidential construction and renovation projects. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry.

Business Strategy

     We have developed a business strategy which we believe will enable us to profitably increase future revenues and cash flow. The key components of this strategy are:

     Leverage existing strengths. Our existing strengths include longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. These strengths have enabled us to gain our current market share and to expand our business. We intend to utilize these strengths to retain our maintenance contracts and to aggressively pursue turnarounds and capital projects with our existing customers and to expand scaffolding services to such customers' other facilities.

     Target underpenetrated industrial segments. Due to our leading market position and extensive service infrastructure, we have the capacity to service several industries in which, due to limited historical focus, we have had a relatively low market share. These include the chemical, utilities and pulp and paper industries. To increase our penetration in these markets, we have expanded our sales force, initiated incentive and training programs and created a sales management function to target opportunities and monitor the effectiveness of the sales force.

     Pursue complementary acquisitions. We intend to pursue complementary acquisitions where significant consolidation savings and economies of scale can be achieved. The scaffolding industry is characterized by single-office or regional companies, many of which are undercapitalized and have limited scaffolding inventories. We intend to focus our acquisition strategy on companies which have long-term contracts or an expertise in a certain industry or scaffolding application.

     Expand our commercial scaffolding operations. We intend to use our existing infrastructure to expand our position in the commercial market. To increase our penetration of the commercial market, we have targeted large-scale new construction and renovation projects, which require relatively complex scaffolding. We believe our industry-leading safety record provides us with a competitive advantage in pursuing these commercial scaffolding market opportunities in the future. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

Company History and Structure

     On September 30, 1996, DLJ Merchant Banking Partners, L.P. and certain of its affiliates ("DLJMB") and Carlisle-Brand Investors, L.P. ("Carlisle") acquired indirectly, through a series of mergers, an 80.1% equity interest in the Company from WMI Technologies, Inc. ("WMI"). As a result of the acquisition, we became a wholly owned subsidiary of DLJ Brand Holdings, Inc. ("Holdings"), in which DLJMB, Carlisle and Rust Industrial Services Inc. ("Rust Industrial"), a majority owned subsidiary of WMI, hold equity interests. In connection with the acquisition, DLJ Capital Funding, Inc. ("DLJ Capital") and Bank of America National Trust and Savings Association ("BofA") provided us $190.0 million of financing (the "Bank Facility"), comprised of senior secured term loans and a revolving loan facility. As of December 31, 1999, DLJMB and Carlisle owned 64.4% and 9.2%, respectively, of Holdings. See "Principal Stockholders."

     We are a Delaware corporation. Our executive offices are located at 15450 South Outer Highway 40, #270, Chesterfield, Missouri 63017, and our telephone number is (636) 519-1000.

                   SUMMARY DESCRIPTION OF THE PREFERRED STOCK


     Dividends................     Annual rate-- 14.5% of liquidation value
                                   (originally $25.00)

                                        Payment frequency-- when, as and if
                                        declared by our board of directors

                                        First payment -- Dividends accrete to
                                        the liquidation value of the preferred
                                        stock until the later to occur of
                                        September 30, 2001 and the date when we
                                        are permitted to pay cash dividends on
                                        the preferred stock under the terms of
                                        our debt outstanding at that time.

     Liquidation Preference ..     Liquidation value plus accrued and unpaid
                                   dividends. At December 31, 1999, the
                                   liquidation value was $39.72 per share.

     Voting...................     Holders of the preferred stock can only vote
                                   if and whenever:

                                   o    we do not pay six consecutive quarterly
                                        dividends after September 30, 2001;

                                   o    we do not redeem the preferred stock on
                                        March 31, 2008;

                                   o    we do not offer to redeem the preferred
                                        stock in a timely manner following
                                        specific kinds of changes in control;

                                   o    we pay dividends on other securities
                                        while we have not paid full cumulative
                                        dividends on the preferred stock;

                                   o    we redeem or repurchase securities
                                        junior to the preferred stock while we
                                        have not paid full cumulative dividends
                                        on the preferred stock; or

                                   o    our certificate of incorporation is
                                        amended without the consent of the
                                        holders of the preferred stock, and the
                                        amendment is adverse to the holders.

                                             Holders of the preferred stock are
                                   entitled as a class to elect two directors if any of the above events occur. Holders of the preferred stock have no other voting rights.

     Mandatory Redemption.....     We are required to make an offer to redeem
                                   all of the preferred stock:

                                   o    at 101% of the liquidation value if we
                                        sell certain assets or experience
                                        specific kinds of changes of control;
                                        and

                                   o    on March 31, 2008 at the liquidation
                                        value on that date.

                                        Our ability to repurchase the preferred
                                        stock may be limited by our contractual
                                        obligations existing at the time
                                        proposed for repurchase. We may not
                                        have sufficient money to repurchase the
                                        preferred stock.

     Optional Redemption......     On or after September 30, 2001, we may redeem
                                   some or all of the preferred stock at the redemption prices listed in the section
                                   "Description of Preferred Stock" under the heading "Optional Redemption."

     Ranking..................     The preferred stock ranks senior, with
                                   respect to dividend rights, rights on
                                   liquidation, rights on dissolution and
                                   rights on winding up, to:

                                   o    our common stock;

                                   o    all of our capital stock that expressly
                                        provides that it ranks junior to the
                                        preferred stock; and

                                   o    all of our capital stock that does not
                                        specify any rank in relation to the
                                        preferred stock.

     Exchange Feature.........     Subject to certain conditions, we may issue
                                   14.5% Junior Subordinated Exchange
                                   Debentures due 2008 in exchange for some or all outstanding shares of preferred stock, at an exchange ratio of $1.00 of liquidation value of preferred stock for $1.00 principal amount of exchange debentures.

     Use of Proceeds..........     We will not receive any proceeds from sales
                                   of the preferred stock pursuant to this
                                   prospectus.


                 SUMMARY DESCRIPTION OF THE EXCHANGE DEBENTURES


     Maturity Date.................     March 31, 2008

     Interest Rate.................     Annual rate-- 14.5%

                                             Payment frequency -- quarterly

                                             Form of payment -- We will pay
                                             interest in the form of exchange
                                             debentures until the later to
                                             occur of September 30, 2001 and
                                             the date when we are permitted to
                                             pay interest in cash on the
                                             exchange debentures under the
                                             terms of our debt outstanding at
                                             that time. Then, we will pay
                                             interest in cash.

     Optional Redemption...........     On or after September 30, 2001, we may
                                        redeem some or all of the exchange
                                        debentures at the redemption prices
                                        listed in the section "Description of
                                        Exchange Debentures" under the heading
                                        "Optional Redemption."

     Change of Control.............     Each holder of exchange debentures may
                                        require us to repurchase its exchange
                                        debentures at 101% of the principal
                                        amount of the exchange debentures plus
                                        accrued and unpaid interest, if any, if
                                        we sell certain assets or experience
                                        specific kinds of changes of control.
                                        Our ability to repurchase the exchange
                                        debentures may be limited by our
                                        contractual obligations existing at the
                                        time proposed for repurchase. We may
                                        not have sufficient money to repurchase
                                        the exchange debentures.

     Ranking ......................     The exchange debentures will be general
                                        unsecured debt.

                                        They will rank behind all of our
                                        current and future indebtedness, except
                                        indebtedness that expressly provides
                                        that it ranks equal to or junior to the
                                        exchange debentures.


                                        Assuming these exchange debentures were
                                        outstanding on December 31, 1999, the
                                        exchange debentures would have been
                                        subordinated to $157.4 million of
                                        senior debt. Approximately $27.4
                                        million of that senior debt was
                                        secured. On December 31, 1999, we had
                                        the ability to borrow up to $15.4
                                        million in indebtedness that would have
                                        been senior to the exchange debentures
                                        had they then been outstanding.


     Certain Covenants ............     If the exchange debentures are issued,
                                        we will issue them pursuant to an
                                        indenture which will contain certain
                                        customary covenants. Some of these
                                        covenants relate to:

                                        o   our payment of principal, premium
                                            and interest on the exchange
                                            debentures;

                                        o   our maintenance of an office for
                                            payments;

                                        o   the appointment of a paying agent;

                                        o   the maintenance of lists of holders
                                            of exchange debentures;

                                        o   the filing of reports;

                                        o   the limitation on our ability to
                                            make certain payments; and

                                        o   the limitation on our ability to
                                            merge, consolidate or sell certain
                                            of our assets.

                                  RISK FACTORS

     Prospective investors in the preferred stock should carefully consider the factors discussed in detail elsewhere in this prospectus under the caption "Risk Factors."

                             SUMMARY FINANCIAL DATA



     The following table presents summary historical financial data of Brand after the acquisition by DLJMB and Carlisle of a majority of our common stock (the "Acquisition"), as of and for the years ended December 31, 1997, 1998 and 1999. The summary historical financial data has been derived from the audited financial statements of Brand. You should read the financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and related notes included elsewhere in this prospectus.




                                           Year Ended        Year Ended        Year Ended
                                          December 31,      December 31,      December 31,
                                              1997              1998              1999
                                          ------------      ------------      ------------
                                                       (Dollars in thousands)

Income Statement Data: (1)
Revenue...............................    $   160,660       $   205,304       $    218,916
Operating Expenses....................        122,638           157,673            171,630
                                          -----------       -----------       ------------
      Gross Profit....................         38,022            47,631             47,286
Selling and Administrative Expenses...         25,840            29,568             31,550
Nonrecurring Start-up Expenses........          2,498                 -                  -
                                          -----------       -----------       ------------
Operating Income......................          9,684            18,063             15,736
Interest Expense......................         15,422            17,728             17,758
Interest Income.......................           (397)             (249)              (159)
Other Expense, Net (2) ...............              -                 -                  -
                                          -----------       -----------       ------------
      Pretax Income (Loss)............         (5,341)              584             (1,863)
Provision for Income Tax..............              -                 -                  -
Extraordinary Loss....................              -             4,329                  -
                                          -----------       -----------       ------------
Net Income (Loss).....................    $    (5,341)      $    (3,745)      $     (1,863)
                                          ===========       ===========       ============

Other Data: (1)
EBITDA (3)............................    $    22,009       $    34,572       $     39,505
Cash Flow from Operations.............         11,983            26,753             21,148
Depreciation and Amortization.........         13,294            17,234             24,491
Cash Interest Expense (4).............         14,453            17,003             17,036
Capital Expenditures .................          9,720            14,831             19,642
Ratio of Earnings to Fixed Charges
  and Preferred Stock Dividends (5)...            .5x               .8x                .7x


                                                                                   Brand
                                                                    -----------------------------------
                                                                            At December 31,
                                                                    -----------------------------------
                                                                      1997         1998          1999
                                                                    -------      --------      --------
                                                                        (Dollars in thousands)
Balance Sheet Data: (1)
Working Capital................................................    $  4,207      $ 12,080      $  5,553
Total Assets...................................................     197,543       211,060       210,872
Long-term Debt (including current portion and revolving loan)..     154,250       158,500       157,460
Notes Payable and Capital Lease Obligation
 (including current portion)...................................          --         5,007         4,402
14.5% Senior Exchangeable Preferred Stock......................      31,140        35,907        41,404
Stockholder's Equity (Deficit).................................      (5,176)      (14,483)      (20,968)

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(1) The Acquisition had a significant impact on our financial position and results of operations. Consequently, the financial data for and as of dates prior to the Acquisition may not be directly comparable to corresponding information for and as of dates after the Acquisition.
(2) Since the Acquisition, we have not separately classified other income and expense and have included it in selling and administrative expenses because such amounts have been immaterial.
(3) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.
(4) Cash interest expense represents total interest expense less amortization of deferred financing fees of $772,000, $725,000 and $969,000 for the years ended December 31, 1999, 1998 and 1997, respectively.
(5) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends.

                                  RISK FACTORS

     In addition to the other matters described in this prospectus, you should carefully consider the risks described below before making an investment decision.

     This prospectus includes forward-looking statements that involve a number of risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus. Given these uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. We disclaim any obligation to update any factors or to publicly announce the results of any revisions to any of the forward-looking statements contained in this prospectus to reflect future events or developments.

Substantial Leverage -- Our substantial indebtedness could adversely affect the financial health of the Company and prevent us from fulfilling our obligation to service our current indebtedness.


     We are highly leveraged. As of December 31, 1999, our total indebtedness was $157.4 million, which constitutes the Company's aggregate amount of senior debt outstanding. Our estimated annual payment obligation for 2000 with respect to our indebtedness is comprised of approximately $6 million of principal payments and $17 million of interest payments. Our payment obligation for 1999 consisted of $5 million of principal payments and $16.2 million of interest payments.


     Our substantial indebtedness could have important consequences to you. For example, it could:

          o limit our ability to fund future working capital, capital expenditures, acquisitions and other general corporate activities;

          o require us to dedicate a substantial portion of our operating cash flow to payments on our indebtedness, thereby reducing the availability of our cash flow to fund other areas of our business; and

          o limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate.

     Our borrowings under the Bank Facility are at floating rates of interest, which could result in higher interest expense in the event of an increase in interest rates. Further, our management's business decisions will be limited by covenants contained in the Bank Facility and the indenture under which our 10 1/4% Senior Notes due 2008 were issued.

Ability to Service Debt -- To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control.

     Our ability to pay interest on the 10 1/4% Senior Notes and to satisfy our other debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. In addition, our access to payments and advances from our subsidiaries in amounts and at times sufficient to fund our debt obligations will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to make scheduled payments on the 10 1/4% Senior Notes or to meet our other obligations, we will need to refinance, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow, or that we will be able to obtain funding, sufficient to satisfy our debt service requirements, including payments on the 10 1/4% Senior Notes.

Restrictive Covenants -- Our debt agreements contain provisions which restrict our operations and our ability to pay cash dividends on or redeem the preferred stock. These provisions would also restrict our ability to pay interest on or redeem the exchange debentures if they were issued in exchange for the preferred stock.

     Among other things, the operating and financial restrictions and covenants contained in our debt agreements restrict, condition or prohibit us from:

          o    incurring additional indebtedness;

          o    creating liens on our assets;

          o    making certain asset dispositions;

          o    entering into transactions with affiliates;

          o    merging or consolidating with any other person; or

          o selling, assigning, transferring, leasing, conveying or otherwise selling certain of our assets.

     In addition, the Bank Facility contains financial and operating covenants and prohibitions, including requirements that we maintain certain financial ratios and use a portion of excess cash flow and proceeds of assets sales to repay indebtedness under the Bank Facility.

     The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of these restrictions or covenants could cause a default under other debt. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments.

     We have previously sought and obtained waivers and consents from the lenders under the Bank Facility. We may be required to seek waivers or consents in the future. We cannot assure that these waivers or consents will be granted. See "Description of Bank Facility."

Subordination -- Your right to receive payments related to the preferred stock and, if issued, the exchange debentures is junior to our existing current and future senior indebtedness.

     The preferred stock and, if issued, the exchange debentures will be effectively subordinated to all current and future senior indebtedness, including indebtedness under the Bank Facility and the 10 1/4% Senior Notes, to the extent of any pledged assets. Our obligations under the Bank Facility are secured by a pledge of substantially all of our and our subsidiaries' assets. In the event of a bankruptcy, liquidation or reorganization of the Company, our assets would be available to pay obligations on the preferred stock or, if issued, the exchange debentures only after all indebtedness under the Bank Facility and all other senior indebtedness has been paid in full. There may not be sufficient assets remaining to make any payments on the preferred stock, or, if issued, the exchange debentures. Our U.S. subsidiaries have issued guarantees under the Bank Facility. As of December 31, 1999, we had $157.4 million of senior indebtedness outstanding. In addition, as of December 31, 1999, we had $15.4 million in unused senior secured borrowing capacity under the Bank Facility.

Dependence on Subsidiaries -- The preferred stock and, if issued, the exchange debentures will effectively rank junior to our subsidiaries' liabilities.

     Our subsidiaries conduct substantially all of our operations. Therefore, our ability to make required payments with respect to our obligations, including the preferred stock and, if issued, the exchange debentures, depends on the earnings of our subsidiaries and on our ability to receive funds from our subsidiaries through dividends or other payments. Our subsidiaries are not obligated or required to make any payments on the preferred stock or, if issued, the exchange debentures, or to make funds available to us for payment on the preferred stock, the exchange debentures or otherwise. Furthermore, the preferred stock and, if issued, the exchange debentures will effectively rank junior to all outstanding indebtedness and other liabilities and commitments (including trade payables and operating lease obligations) of our subsidiaries. Our right to receive assets of any of our subsidiaries upon their liquidation or reorganization (and the consequent right of holders of preferred stock or exchange debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors, except to the extent that we are recognized as a creditor of the subsidiary. If we are recognized as a creditor of the subsidiary, our claims will still be subordinate to any security interest in the subsidiary's assets and any of the subsidiary's indebtedness senior to that which we hold. As of December 31, 1999, our subsidiaries had no indebtedness outstanding other than intercompany indebtedness and certain capital lease obligations.

Effects of Seasonality and Cyclicality -- There are seasonal fluctuations in demand for our services. Further, we have experienced a degree of cyclicality in the market we service.

     The market for industrial scaffolding services experiences seasonal fluctuations in demand. In particular, because of high demand for gasoline for automobiles during the summer, most refineries prefer to close down for turnarounds during the spring and fall. Similar patterns are evidenced for utilities.

     We may be able to take advantage of differing seasonal patterns in other markets we service, such as the commercial scaffolding market, but seasonality may still lead to:

    o     low inventory use during periods of low demand;

    o an inability to service all of our customers during periods of high demand;

    o     price fluctuations; and

    o     periods of low cash flow.

     Historically, the market for industrial scaffolding services has experienced a degree of cyclicality. In particular, demand for nonresidential construction and capital projects is highly cyclical. In addition, when refining products are in high demand or the price of pulp is high, refineries and pulp and paper mills often delay turnarounds. It does not appear that any areas of our business exhibit a significant degree of counter-cyclicality that would offset these effects. This cyclicality could have a material adverse effect on us.

Concentration of Customers -- Losing certain customers could materially affect our revenues.

     Our top ten customers accounted for approximately 35% of total revenues during 1999. Our largest customer, Exxon Corporation, accounted for approximately 13%, 15% and 17% of our revenues in the years ended December 31, 1999, 1998 and 1997, respectively. The loss of any of these customers could have a material adverse effect on us.

Competition -- We cannot assure that we will be able to maintain our current market share.

     We currently face competition from other existing scaffolding services providers, including entities providing substantially similar services, some of which have significantly greater resources than we do. We also compete with larger engineering and construction firms. While we believe that we currently have a strong position in the industrial scaffolding market, we cannot assure that we will be able to increase or maintain our market share.

Dependence on Labor -- Decreases in the labor force or increases in the cost of labor could materially affect the Company.

     Our business has a high labor content and, as a result, our financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast Region, in which we have significant operations. While we have been successful in hiring workers for our projects and we do not believe that the reduced availability of labor has had a material adverse effect on our financial performance, we cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company.

     Approximately 24% of our employees are represented by labor unions. We cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that we will not become a target for further union organizing activity. Since our business has a high labor content, any such activity could have a material adverse effect on the Company.

Dependence on Certain Industries -- Our performance depends upon the stability of a small group of industries.

     Our financial performance is dependent upon the continued viability and financial stability of our customers, which are in turn substantially dependent on the viability and financial stability of the oil, petrochemical, chemical, utilities, pulp and paper and construction industries. In addition, many of our customers are affected by general economic conditions. The factors affecting these industries in general, and our customers in particular, could have a material adverse effect on the Company.

Dependence on Key Personnel -- Losing certain employees could materially affect the Company.

     Our continued success depends to a large extent upon the continued services of our senior management and certain individuals with critical client relationships. The loss of the services of any of these employees could have a material adverse effect on the Company. We do not maintain "key man" insurance with respect to any individuals.

Acquisition Strategy -- There are various risks associated with our plan to acquire other scaffolding providers.

     We intend to expand our business by acquiring other scaffolding providers.

     We cannot assure that:

     o    suitable acquisition candidates will be available;

     o    acquisitions can be completed on reasonable terms;

     o    we will successfully integrate the operations of any acquired entity;
          or

     o we will have the ability to raise the funds necessary to make acquisitions.

     Some of the risks associated with this acquisition strategy include problems inherent in integrating new businesses such as a potential loss of customers and key personnel and a potential disruption in operations. In addition, acquisitions may be limited by restrictions contained in our debt agreements.

Possible Inability to Repurchase Preferred Stock or Exchange Debentures Upon a Change of Control -- We may not have the ability to raise the funds necessary to finance the change of control offer required by the preferred stock and the exchange debentures. Further, our ability to repurchase the preferred stock or the exchange debentures may be limited by our existing contractual obligations.

     Upon the occurrence of certain specific kinds of change of control events, you will have the right to require us to repurchase all of the shares of preferred stock or, if issued, exchange debentures at a redemption price equal to 101% of the liquidation value, plus accrued and unpaid cash dividends or interest, if any, to the date of purchase. However, our ability to make the repurchase may be limited by the terms of our and our subsidiaries' then existing contractual obligations. Furthermore, under the Bank Facility, the occurrence of certain specific kinds of change of control events would constitute an event of default, possibly causing acceleration of all payments required under the Bank Facility. We may not have sufficient funds to make the required repurchase, and we cannot assure that we would be able to obtain such resources.

     Pursuant to the indenture governing our 10 1/4% Senior Notes, upon the occurrence of certain specific kinds of change of control events each holder of the notes will have the right to require us to repurchase some or all of the notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest, if any, to the date of purchase. If we fail to repurchase all of the notes tendered for purchase, such failure will constitute an event of default under the indenture. In addition, no funds would be available for redemption of the preferred stock until the repurchase of the notes is completed.

     With respect to the sale of assets referred to in the definition of "Change of Control" as it applies to the preferred stock and the exchange debentures, the phrase "all or substantially all" as used in such definition varies according to the facts and circumstances of the subject transaction, has no clearly established meaning under the relevant law and is subject to judicial interpretation. Accordingly, in certain circumstances there may be a degree of uncertainty in determining whether a particular transaction would involve a disposition of "all or substantially all" of the assets of a person and therefore it may be unclear whether a change of control has occurred and whether the preferred stock is subject to repurchase or the exchange debentures are subject to redemption.

     The change of control provision may not protect you in the event of certain important corporate events, including a reorganization, restructuring, merger or other similar event involving the Company that may adversely affect you.

Lack of Trading Market for the Preferred Stock or the Exchange Debentures -- We cannot assure that an active trading market will develop for the preferred stock or, if issued, the exchange debentures.

     There is currently no established trading market for the preferred stock or the exchange debentures. We cannot assure the liquidity of any markets that may develop for the preferred stock or, if issued, the exchange debentures, or the ability of or price at which the holders of preferred stock or exchange debentures will be able to sell their securities. Future trading prices of the preferred stock and the exchange debentures will depend on many factors, including, among others, our operating results and the market for similar securities. We do not intend to apply for listing of the preferred stock or, if issued, the exchange debentures on any securities exchange. We cannot assure that an active public or other market will develop for the preferred stock or, if issued, the exchange debentures. Although it is not obligated to do so, DLJSC currently makes a market in the preferred stock. Any such market-making activities may be discontinued at any time, for any reason and without notice at the sole discretion of DLJSC. No assurance can be given as to the liquidity of or the trading market of the preferred stock.

                                USE OF PROCEEDS

     This prospectus is delivered in connection with the sale of the preferred stock by Donaldson, Lufkin & Jenrette Securities Corporation in market-making transactions. We will not receive any of the proceeds from such transactions.

                                 CAPITALIZATION



     The following table sets forth the consolidated capitalization of the Company as of December 31, 1999. This table should be read in conjunction with the consolidated financial statements, including the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                         As at December 31, 1999
                                                         -----------------------
                                                         (Dollars in thousands)
Long-term Debt (including current portion):
   Bank Facility
      Term Facilities......................................       23,500
      Revolving Facility(1)................................         3,960
      10 1/4% Senior Notes due 2008........................       130,000
                                                                  -------
      Total Long-term Debt.................................       157,460
14.5% Senior Exchangeable Preferred;
   1,250,000 shares authorized; 1,042,460 shares issued(2).        41,404
Stockholder's Deficit......................................       (20,968)
                                                                 --------
      Total Capitalization.................................       177,896
                                                                  =======


-------------------
(1) The Company has $10.6 million of letters of credit outstanding to cover insurance commitments for the policy year ended December 31, 1999.

(2) The Company's 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01 per share (the "14.5% Preferred Stock"), has an initial liquidation preference of $25.00 per share. Dividends accrete to the liquidation value at the rate of 14.5% per annum until the later of September 30, 2001 and the first date upon which cash dividends are permitted under the terms of the Company's then outstanding indebtedness. The Company is required to redeem the 14.5% Preferred Stock on March 31, 2008. See "Description of Preferred Stock."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following table presents (i) selected historical financial data of Rust as of and for the year ended December 31, 1995, and for the nine months ended September 30, 1996, and (ii) selected historical financial data of Brand, for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998 and 1999. The selected historical financial data as of and for the year ended December 31, 1995, and for the nine months ended September 30, 1996 has been derived from the audited financial statements of Rust. The selected historical financial data as of and for the three months ended December 31, 1996, and the years ended December 31, 1997, 1998 and 1999, has been derived from the audited financial statements of Brand. The financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's financial statements and notes thereto included elsewhere in this prospectus.

                                                        Rust                                       Brand
                                               -------------------------   -----------------------------------------------------
                                                             Nine Months   Three Months
                                                Year Ended      Ended          Ended      Year Ended    Year Ended    Year Ended
                                                 December     September    December 31,    December    December 31,    December
                                                 31, 1995      30, 1996        1996        31, 1997        1998        31, 1999
                                                ----------   -----------   ------------   ----------   ------------   ----------
                                                                               (Dollars in thousands)
Income Statement  Data: (1)
Revenue.....................................    $ 193,829     $ 124,769     $  44,412     $ 160,660      $ 205,304    $ 218,916
Operating Expenses..........................      138,968        89,073        34,170       122,638        157,673      171,630
                                                ---------     ---------     ---------     ---------      ---------    ---------
  Gross Profit..............................       54,861        35,696        10,242        38,022         47,631       47,286
Selling and Administrative Expenses.........       25,807        15,825         4,743        25,840         29,568       31,550
Nonrecurring Start-up Expenses..............           --            --            --         2,498             --           --
                                                ---------     ---------     ---------     ---------      ---------    ---------
Operating Income............................       29,054        19,871         5,499         9,684         18,063       15,736
Interest Expense............................        9,444         7,872         4,504        15,422         17,728       17,758
Interest Income.............................       (1,012)         (482)         (195)         (397)          (249)        (159)
Other Expense, Net (2)......................          853           708            --            --             --           --
                                                ---------     ---------     ---------     ---------      ---------    ---------
  Pretax Income (Loss)......................       19,769        11,773         1,190        (5,341)           584       (1,863)
Provision for Income Tax....................        8,300         4,813           525            --             --           --
  Extraordinary Loss........................           --            --            --            --          4,329           --
                                                ---------     ---------     ---------     ---------      ---------    ---------
  Net Income (Loss).........................    $  11,469     $   6,960     $     665     $  (5,341)     $  (3,745)   $  (1,863)
                                                =========     =========     =========     =========      =========    =========

Other Data: (1)
EBITDA (3)..................................    $  36,803     $  25,832     $   8,398     $  22,009      $  34,572    $  39,505
Cash Flow from Operations...................       35,587        28,478         4,966        11,983         26,753       21,148
Depreciation and Amortization...............        8,602         6,669         3,567        13,294         17,234       24,491
Cash Interest Expense (4)...................        9,444         7,872         3,836        14,453         17,003       17,036
Capital Expenditures........................        8,602         1,810           208         9,720         14,831    $  19,642
Ratio of Earnings to Fixed Charges and
  Preferred Stock Dividends (5).............         3.0x          2.4x          1.2x           .5x            .8x          .7x

                                                                      Rust                      Brand
                                                                    --------   -------------------------------------------
                                                                                  At December 31,
                                                                    ------------------------------
                                                                      1995       1996       1997        1998        1999
                                                                    --------   --------   --------    --------    --------
                                                                                   (Dollars in thousands)
Balance Sheet Data: (1)
Working Capital................................................     $ 30,227   $ 12,656   $  4,207    $ 12,080    $  5,553
Total Assets...................................................      178,201    204,266    197,543     211,060     210,872
Long-Term Debt (including current portion and revolving loan)..           --    158,000    154,250     158,500     157,460
Notes payable and capital lease obligation (including current
 portion)......................................................           --         --         --       5,007       4,402
14.5% Senior Exchangeable Preferred Stock......................           --     25,906     31,140      35,907      41,404
Stockholder's Equity (Deficit).................................      141,374      4,247     (5,176)    (14,483)    (20,968)

-------------------
(1) The Acquisition had a significant impact on our financial position and results of operations. Consequently, the financial data for and as of dates prior to the Acquisition may not be directly comparable to corresponding information for and as of dates after the Acquisition.

(2) Since the Acquisition, we have not separately classified other income and expense and have included it in selling and administrative expenses because such amounts have been immaterial.

(3) EBITDA is defined as earnings before interest income, cash interest expense, income taxes, depreciation and amortization. EBITDA is commonly used to analyze companies on the basis of operating performance, leverage and liquidity. EBITDA is not intended to represent cash flows for the period, nor has it been presented as an alternative to operating income as an indicator of operating performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

(4) Cash interest expense represents total interest expense less amortization of deferred financing fees of $772,000, $725,000 and $969,000, for the years ended December 31, 1999, 1998 and 1997, respectively.

(5) For the purposes of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent income (loss) before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness plus the interest portion of rental expense on noncancelable leases, amortization of debt issuance costs and accretion of preferred stock dividends.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the financial statements and notes thereto included herewith.

Overview

     The Company is the largest North American provider of industrial scaffolding services which facilitate access to tall structures for maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company provides turnkey services which include equipment rental, labor for the erection and dismantlement of the scaffolding and scaffolding design services. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding.

     In April 1999, the Company acquired the operating assets of Philip Scaffold Corporations ("Philip") for a purchase price of $875,000. Philip operates out of Denver and Grand Junction, Colorado and is an industrial scaffold operation with its major customers being power companies and refineries. In August 1999, the Company acquired the stock of Scaffold-Jax, Inc. for a purchase price of $1.2 million ($1.0 million in cash and $200,000 in a note to be paid two years after closing). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition. Scaffold-Jax, Inc. is a Jacksonville, Florida based company and services both the industrial and commercial market.

     Approximately 79%, 83% and 80% of the Company's 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts is usually one and five years. Turnarounds typically occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. While the postponement of scheduled turnarounds causes fluctuations in the Company's quarterly and annual results, the Company believes the necessity for on-going maintenance and turnarounds provides a stable, recurring revenue base.

     Revenues from capital projects, which represented approximately 11%, 18% and 14% of 1999, 1998 and 1997 revenues, respectively, result from new plant construction, plant expansions and modifications. Capital projects can and have had material impacts on the Company's results of operations.



     Commercial scaffolding revenues, which represented approximately 21%, 14% and 15% of 1999, 1998 and 1997 revenues, respectively, are related to the level of nonresidential construction and renovation. Demand for commercial scaffolding services has recently been high due to the recent strength in the commercial construction industry. In 1997, the Company increased its penetration of the commercial market by opening four new offices.



     In November 1997, the Company implemented a cost reduction program that reduced its annual operating overhead and selling, general and administrative expenses by approximately $5.3 million. The major initiatives included (i) eliminating 63 administrative and support positions and consolidating certain administrative functions, (ii) restructuring and renegotiating benefits programs, (iii) renegotiating the Company's insurance premiums to reflect continued improvements in its safety record, (iv) negotiating company-wide procurement contracts in order to take advantage of volume pricing, and (v) implementing a new management information system to improve inventory utilization and reduce equipment transportation expenses. The Company recorded a one-time expense in the fourth quarter of 1997 of $437,000 to reflect severance and other expenses of the cost reduction program.

     In connection with the Acquisition, WMI agreed to pay the Company a quarterly fee of $725,000 for transition services for three years beginning on December 31, 1996. Such payments continued through September 30, 1999. In addition, WMI agreed to pay for all historical accident-related claims in which the accident occurred prior to the

Acquisition. Because cash expenditures related to accidents are paid out over time but accident-related expenses are accrued in the period in which the accident occurs, the Company has a significant non-cash claims expense ($2.6 million in 1999, $2.6 million in 1998 and $2.9 million in 1997) which it anticipates will decline over time.

     The Company's business is seasonal. End-use industries such as the refining and utility industries experience increased demand for their products during the summer months. Consequently, turnarounds are generally scheduled during the first and fourth quarters of the year.

     The following discussion of results of operations is presented for the years ended December 31, 1999, 1998 and 1997.

Results of Operations

     The following tables set forth, for the periods indicated, certain operating data expressed in dollar amounts and as a percentage of revenue:


                    Summary of Historical Financial Results
                                 (In thousands)


                                                   Year Ended December 31,
                                              --------------------------------
                                                1999        1998        1997
                                              --------    --------    --------
Income Statement Data:
Revenue...................................    $218,916    $205,304    $160,660
Operating Expenses........................     171,630     157,673     122,638
                                              --------    --------    --------
 Gross Profit.............................      47,286      47,631      38,022
Selling and Administrative Expenses.......      31,550      29,568      25,840
Nonrecurring Start-up Expenses............          --          --       2,498
                                              --------    --------    --------
Operating Income..........................      15,736      18,063       9,684
Interest Expense..........................      17,758      17,728      15,422
Interest Income...........................        (159)       (249)       (397)
                                              --------    --------    --------
 Pre-Tax Income (Loss)....................      (1,863)        584      (5,341)
Provision for Income Tax..................          --          --          --
Extraordinary loss on debt extinguishment.          --       4,329          --
                                              --------    --------    --------
 Net Income (Loss)........................    $ (1,863)   $ (3,745)   $ (5,341)
                                              ========    ========    ========
Other Data:
EBITDA....................................    $ 39,505    $ 34,572    $ 22,009

       Summary of Historical Financial Results as a Percentage of Revenue

                                                         Brand
                                         ----------------------------------
                                               Year Ended December 31,
                                         ----------------------------------
                                          1999          1998          1997
                                         ------        ------        ------
Income Statement Data:
Revenue................................  100.0%        100.0%        100.0%
Operating Expenses.....................   78.4          76.8          76.3
                                         -----         -----         -----
 Gross Profit..........................   21.6          23.2          23.7
Selling and Administrative Expenses....   14.4          14.4          16.1
Nonrecurring Start-up Expenses.........     --            --           1.6
                                         -----         -----         -----
Operating Income.......................    7.2           8.8           6.0
Interest Expense.......................    8.1           8.6           9.6
Interest Income........................    0.0          (0.1)         (0.2)
                                         -----         -----         -----
 Pre-Tax Income (Loss).................   (0.9)          0.3          (3.3)
Provision for Income Tax...............     --            --            --
Extraordinary loss on debt
  extinguishment ......................     --           2.1            --
                                         -----         -----         -----
 Net Income (Loss).....................   (0.9)%        (1.8)%        (3.3)%
                                         =====         =====         =====
Other Data:
EBITDA.................................   18.0%         16.8%         13.7%

    Year Ended December 31, 1999 as Compared to Year Ended December 31, 1998

     Revenue. Revenue for the year ended December 31, 1999, increased 6.6% to $218.9 million from $205.3 million for the same period in 1998. Labor revenue increased 6.1% to $158.5 million for the year ended December 31, 1999, as compared to the same period in 1998. Rental revenue increased 9.0% to $54.7 million for the year ended December 31, 1999, as compared to the same period in 1998. The increase in revenues was primarily attributable to a full year of contributions from 1998 acquisitions, 1999 acquisition contributions, and to increased activity in our commercial scaffolding divisions. The increase in rental revenue is also attributable to a stronger move into the commercial market.

     Gross Profit. Gross profit for the year ended December 31, 1999, decreased 0.7% to $47.3 million from $47.6 million for the same period in 1998. Labor gross profit (labor revenue less labor cost) increased 14.3% to $28.3 million for the year ended December 31, 1999, as compared to the same period in 1998. Gross profit as a percentage of revenue for the year ended December 31, 1999, decreased to 21.6% from 23.2% for the same period in 1998. This decrease was primarily due to a $6.8 million increase in depreciation expense for scaffolding equipment from 1998 to 1999. Depreciable lives of steel scaffold were changed from 25 years to 20 years in January 1998 and wood plank was changed from 7 years to 2 years in July 1998. Increased capital purchases over the past two years also contributed to the increase in depreciation expense.

     Selling and Administrative Expenses. Selling and administrative expenses for the year ended December 31, 1999, increased 6.7% to $31.6 million from $29.6 million for the same period in 1998. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 1999, remained constant at 14.4% for the same period in 1998. The increase in selling and administrative expenses resulted from the additional expenses assumed with the acquired companies. Also, we added eight new salespeople during 1999, increasing our selling and administrative expenses.

     Operating Income. Operating income for the period ended December 31, 1999, decreased to $15.7 million from $18.1 million for the same period in 1998. The decrease in operating income is directly related to the increase in depreciation expense and overhead expenses from 1998 to 1999.

     Interest Expense. Interest expense for the year ended December 31, 1999, increased 0.2% to $17.8 million from $17.7 million for the same period in 1998. The increase was mainly due to a higher weighted average interest rate on all outstanding debt. For 1999 and 1998, the weighted average interest rate was 9.9% and 9.8%, respectively.

     Extraordinary Items. There are no extraordinary items to report for the year ended December 31, 1999.

     Net Loss. Net loss (before accretion of preferred stock dividends) improved to $1.9 million loss from $3.7 million loss for the same period in 1998.

   Year Ended December 31, 1998 as Compared to Year Ended December 31, 1997

     Revenue. Revenue for the year ended December 31, 1998, increased 27.8% to $205.3 million from $160.7 million for the same period in 1997. Labor revenue increased 33.2% to $149.4 million for the year ended December 31, 1998, as compared to the same period in 1997. Rental revenue increased 22.7% to $50.0 million for the year ended December 31, 1998, as compared to the same period in 1997. The increase in revenues was primarily attributable to increased activity in the industrial scaffolding market, and to a lesser extent, attributable to the acquisitions made in 1998. Increased turnaround and capital maintenance activity and unplanned utility outages in the U.S. Gulf Coast as well as utility plant renovation, maintenance work and an increase in refinery turnarounds in the northern part of the country, resulted in a positive variance for the year.

     Gross Profit. Gross profit for the year ended December 31, 1998, increased 25.3% to $47.6 million from $38.0 million for the same period in 1997. Labor gross profit (labor revenue less labor cost) increased 40.2% to $24.8 million for the year ended December 31, 1998, as compared to the same period in 1997. Gross profit as a percentage of revenue for the year ended December 31, 1998, decreased to 23.2% from 23.7% for the same period in 1997. This decrease was primarily due to a higher mix of labor revenue to total revenue for the period. Labor profit margins are lower than rental and sale profit margins. Much of the increased revenue was from industrial projects requiring a high percentage of labor, thus causing overall profit margins to be lower.

     Selling and Administrative Expenses. Selling and administrative expenses for the year ended December 31, 1998, increased 14.7% to $29.6 million from $25.8 million for the same period in 1997. Selling and administrative expenses as a percentage of revenue for the year ended December 31, 1998, decreased to 14.4% from 16.1% for the same period in 1997. For the year ended December 31, 1998, the savings realized from a cost reduction program implemented in 1997 were offset by a $4.0 million increase in payroll expense.

     Operating Income. As a result of the above, operating income for the period ended December 31, 1998, increased to $18.1 million from $9.7 million for the same period in 1997. The operating income results from 1997 were affected by certain nonrecurring start-up expenses incurred by the Company as a result of the Company's efforts to establish itself as a stand-alone entity.

     Interest Expense. Interest expense for the year ended December 31, 1998, increased 15.0% to $17.7 million from $15.4 million for the same period in 1997. The increase was mainly due to a higher weighted average interest rate on all outstanding debt. For 1998 and 1997, the weighted average interest rate was 9.8% and 8.9%, respectively.

     Extraordinary Item. The extraordinary item for the year ended December 31, 1998, was $4.3 million that represented the writeoff of the pro rata share of deferred financing costs related to the portion of the debt repaid with proceeds from the original issuance by the Company of the 10-1/4% Senior Notes in February 1998.

     Net Loss. Net loss (before accretion of preferred stock dividends) improved to $3.7 million loss from $5.3 million loss for the same period in 1997.

Liquidity and Capital Resources

     The Company has historically utilized internal cash flow from operations and borrowings under the Bank Facility to fund its operations, capital expenditures, and working capital requirements. As of December 31, 1999, the Company had working capital of $5.6 million including cash and cash equivalents of $0.24 million.

     Historically, the principal uses of cash have been capital expenditures (primarily scaffolding) and working capital. The Company has also used cash to repay term loans for which payments amounted to $8.3 million in 1997. In February 1998, $119.8 million of the term loans were repaid with proceeds from the original offering of the 10 1/4% Senior Notes and $500,000 in payments were made in June 1998. The Company paid $6.3 million in interest relating to the 10 1/4% Senior Notes in August 1998. Additionally the Company paid approximately $6.7 million in interest relating to the 10 1/4% Senior Notes in February 1999 and $6.7 million in interest relating to the 10 1/4% Senior Notes in August 1999.

     For the years ended December 31, 1999, 1998 and 1997, cash provided by operating activities was $21.1 million, $26.8 million and $12.0 million, respectively.

     The Company's capital expenditure requirements are comprised of maintenance and expansion expenditures. Net capital expenditures for the Company were $19.6 million, $14.8 million and $9.7 million, for the years ended December 31, 1999, 1998 and 1997, respectively.

     Borrowings under the revolving loan facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility is available for the issuance of letters of credit. In addition, in March 1999, the Company amended the Credit Agreement to allow additional borrowings of $10.0 million for ongoing working capital and general corporate needs. As of December 31, 1999, the Company had $22.6 million in unused senior secured borrowing capacity under the Bank Facility. The interest rate on each loan facility under the Bank Facility is variable. During the year ended December 31, 1999, the interest rate on loans outstanding under the term loan facility was an annual dollar-weighted rate of 9.9%. Total payments for interest and principal by the Company under the Bank Facility in 1997 were $14.1 million and $8.3 million, respectively. During the year ended December 31, 1998, total payments for interest were $11.5 million. During the year ended December 31, 1998, $121.3 million of the term loans were repaid of which $119.8 million was from the proceeds of the original 10 1/4% Senior Note offering. During the year ended December 31, 1999, total payments for interest were $16.2 million and $5.0 million of the term loans were repaid.

     The Bank Facility contains financial and operating covenants, including among other things, that the Company maintain certain financial ratios and satisfy certain financial tests, and imposes limitations on the Company's ability to make capital expenditures, to incur indebtedness and to pay dividends. The Company was in compliance with the loan covenants at December 31, 1999.

     In March 1999, the Company secured a $30 million Term B Loan commitment to enable it to make future acquisitions. Certain provisions contained in the credit agreement governing the Bank Facility were amended to eliminate a requirement that revolving loans be periodically reduced. Also, certain of the covenants contained in the credit agreement were amended to permit the Company to incur certain additional indebtedness, engage in a broader range of business, make certain additional investments and capital expenditures and reinvest asset disposition proceeds within 180 days, rather than prepay the term loan facilities with such proceeds.

Net Operating Losses

     At December 31, 1999, the Company had net operating loss carryforwards, resulting primarily from depreciation timing differences, of $88.7 million, for federal income tax purposes. As a result of such loss carryforwards, cash paid for income taxes in 1999 was minimal. The Company does not expect to expend cash for taxes in the next several years.

Effect of Inflation; Seasonality

     Inflation has not generally been a material factor affecting the Company's business. In recent years, the cost of scaffolding equipment has remained relatively stable due to competitive pressures within the industry. The Company's general operating expenses, such as salaries, employee benefits and facilities costs are subject to normal inflationary pressures.

     The operations of the Company are generally subject to seasonal fluctuations coinciding with the spring and fall turnaround schedules of its major customers.

Accounting Standard Not Yet Implemented

     In June 1998, the Financial Accounting Standards Board (FASB) adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.

                                    BUSINESS

Overview

     The Company is the largest North American provider of industrial scaffolding rental, erection, dismantlement and design services. The Company's services facilitate access to tall structures for on-going maintenance, turnarounds and capital projects, principally in the refining, petrochemical, chemical, utility and pulp and paper industries. The Company's turnkey services include equipment rental (accounting for approximately 25%, 24% and 25% of total revenue for the years 1999, 1998 and 1997, respectively), labor for the erection and dismantlement of the scaffolding (accounting for approximately 72%, 73% and 70% of total revenue for the years 1999, 1998 and 1997, respectively) and scaffolding design services. The Company delivers its services through an extensive field service organization of approximately 4,200 employees in 30 field offices located throughout the United States and two in Canada. The Company also provides scaffolding services to the commercial market (primarily nonresidential construction) and sells a small amount of scaffolding. For the year ended December 31, 1999, the Company generated revenues and a net loss of $218.9 million and $1.9 million, respectively. See "Selected Consolidated Financial Data."

     Approximately 79%, 83% and 80% of the Company's 1999, 1998 and 1997 revenues, respectively, were attributable to on-going maintenance, turnarounds and capital projects of industrial facilities. The Company typically provides on-going maintenance services under long-term contracts; the duration of these contracts ranges between one and five years. Turnarounds occur every one to four years depending on the industry and the type of turnaround being performed. Although some turnarounds may be postponed for a period of time, they are a necessary component of maintaining industrial facilities and are required to ensure the safe and efficient operation of such facilities. The Company believes that the necessity for on-going maintenance and turnarounds provides it with a stable, recurring revenue base.

     The Company believes its position as the largest supplier of industrial scaffolding provides it with a number of competitive advantages including (i) the ability to offer national coverage to large customers, (ii) the ability to provide required personnel and scaffolding to process major turnarounds and unanticipated plant outages, (iii) higher asset use through the shifting of assets across regions and across its large customer base, (iv) purchasing leverage with scaffolding manufacturers, and (v) comprehensive safety training programs which have resulted in an accident rate which is well below the industry average and have enabled the Company to reduce insurance costs and accident-related expenses. The Company's size also enables it to maintain its own trucking fleet and to provide a design department that specializes in the custom design of industrial scaffolding, which the Company uses to minimize the amount of scaffolding used and to maximize labor efficiency thereby providing the Company with a competitive advantage.

Business Strategy

     The Company has developed a business strategy which it believes will enable it to profitably grow future revenue and cash flow. The key components of this strategy are:

     Leverage existing strengths. The Company's existing strengths include longstanding customer relationships, extensive equipment resources, significant labor capacity and an industry-leading safety record. These strengths have enabled the Company to gain its current market share and to expand its business. The Company will utilize these strengths to retain its maintenance contracts and to aggressively pursue turnarounds and capital projects with its existing customers and to expand scaffolding services to such customers' other facilities.

     Target underpenetrated industrial segments. Due to the Company's leading market position and extensive service infrastructure, the Company has the capacity to service several industries in which, due to limited historical focus, the Company has had a relatively low market share. These include the chemical, utilities and pulp and paper industries. To increase its penetration in these markets, the Company has expanded its sales force, initiated incentive and training programs and created a sales management function to target opportunities and monitor the effectiveness of the sales force.

     Pursue complementary acquisitions. The Company intends to pursue complementary acquisitions where significant consolidation savings and economies of scale can be achieved. The scaffolding industry is characterized by single-office or regional companies, many of which are undercapitalized and have limited scaffolding inventories. The Company intends to focus its acquisition strategy on companies which have long-term contracts or an expertise in a certain industry or scaffolding application.

     Expand its commercial scaffolding operations. The Company intends to utilize its existing infrastructure to expand its position in the commercial market. To increase its penetration of the commercial market, the Company has targeted large-scale new construction and renovation projects, which require relatively complex scaffolding. The Company believes its industry-leading safety record provides it with a competitive advantage in pursuing these commercial scaffolding market opportunities in the future. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

The Industrial Scaffolding Market

      Overview

     The North American industrial scaffolding market represents approximately $650 million of the $1.5 billion scaffolding market. Industrial customers generally require systems scaffolding, which is highly versatile, can be quickly erected and dismantled, is capable of conforming to irregularly shaped structures and requires a higher level of skill to erect and dismantle. Principal end-use industries and their estimated percent of the total industrial market for 1999 were: (i) refineries-36%; (ii) petrochemical and chemical plants-24%; (iii) utilities-19%; (iv) pulp and paper mills-13%; and
(v) other industrial users including aerospace, ship building and other miscellaneous industrial applications-8%. Scaffolding is used by industrial customers for on-going maintenance, turnarounds and capital projects. Since turnarounds may require the complete shutdown of a facility, speed and reliability are key customer considerations. Safety is another important consideration for industrial customers. The industrial scaffolding market is fragmented and is serviced predominantly by scaffolding specialists such as the Company.

      End-Use Industries

     The primary end-use industries for both the Company and the industrial scaffolding market in general are refineries, petrochemical and chemical plants, utilities, pulp and paper mills and other industries such as the aerospace, ship building and certain miscellaneous industries.

     Refining Industry. The refining industry, the Company's and the industrial scaffolding market's largest end-use industry, accounted for approximately 36% of the 1999 industrial scaffolding market and represented approximately 36% of the Company's revenues for 1999. A maintenance contract at a refinery generates between $250,000 and $2.0 million of scaffolding revenues annually, depending on the size of the refinery and the scope of the contract (i.e., rentals and labor or rental only). A major turnaround typically generates between $2.0 and $4.0 million of revenues to the scaffolding services provider, while a minor turnaround typically generates in excess of $1.0 million. Turnarounds are essential at refineries as the failure to overhaul equipment may ultimately jeopardize the safe and efficient operation of a plant. Capital projects include greenfield construction, plant expansions, restoration of mothballed refineries, upgrading the heavy crude capability of refineries and compliance with new environmental regulations. Capital projects have generated as much as $24.1 million in scaffolding revenues for the Company on a single project.

     It is not likely that any refineries will be closed permanently in the near future, due to high exit barriers caused by strict environmental laws which make it prohibitively expensive to abandon a refinery. In addition, refineries are generally run at full capacity due to the high fixed costs, and therefore maintenance operations are not significantly affected by demand.

     Petrochemical and Chemical. The petrochemical and chemical industries accounted for approximately 24% of domestic industrial scaffolding revenues and represented approximately 15% of the Company's total revenues for

1999. The petrochemical and chemical industries also use scaffolding services primarily for maintenance and turnarounds, as well as capital projects. Engineering and construction firms often provide on-going general maintenance at facilities which they originally constructed. As part of such maintenance services, engineering and construction firms either erect their own scaffolding or, to a lesser extent, subcontract such services out to scaffolding specialists such as the Company. The turnaround schedules of petrochemical and chemical plants generally are similar to refineries, but depending on the type of chemical being produced at a plant, turnarounds may be more frequent. Turnarounds at petrochemical and chemical plants typically generate revenues between $1.0 and $2.0 million.

     Utilities. The utility industry accounted for approximately 19% of industrial scaffolding revenues and represented approximately 11% of the Company's revenues for 1999. Since plant maintenance has historically been incorporated into a utility's rate base, utilities have maintained regular turnaround schedules. A turnaround at a utility typically generates $75,000 to $175,000 in scaffolding revenues; however, turnarounds may generate substantially more revenues depending on the extent of a project. Scaffolding services for on-going maintenance are often completed in-house.

     Pulp and Paper. The pulp and paper industry accounted for approximately 13% of industrial scaffolding revenues and represented approximately 2% of the Company's revenues for 1999. Scaffolding services for on-going maintenance are generally provided in-house. A turnaround at a major facility can generate scaffolding revenues in excess of $1.0 million while a small facility will typically generate revenues of $50,000 to $100,000.

      Industrial Scaffolding Job Types

     Industrial uses for scaffolding services include on-going maintenance, turnarounds and capital projects.

     On-going Maintenance. On-going maintenance work is typically performed under long-term contracts which range between one and five years. On-going maintenance represented approximately 50% of the total industrial scaffolding market in 1999. On-going maintenance contracts often cover planned outages, whereby typically one or a few devices in the plant are taken down for a short period of time. Performance and customer relationships at all levels are critical to maintaining these contracts. Having a maintenance contract in place is an important competitive advantage when seeking future turnaround or emergency scaffolding jobs.

     Turnarounds. Turnarounds are major equipment overhauls which involve shutting down all or a significant portion of a plant. Turnarounds represented approximately 35% of the total industrial scaffolding market in 1999. Turnarounds occur on a regular basis, typically every one to two years for minor turnarounds and every four years for major turnarounds. However, turnarounds are often delayed during periods of high operating profit for end users, but they eventually must be completed. Though contracts for planned turnarounds are typically bid out, the scaffold specialist with the maintenance contract is frequently awarded the turnaround contract. Contracts for emergency outages due to an explosion or natural disaster are generally handled by the contractor who can mobilize a large amount of equipment and labor most effectively.

     Capital Projects. Capital projects represented approximately 15% of the industrial scaffolding market in 1999; however, this type of revenue is cyclical. For instance, a single project has generated $24.1 million in revenues and certain clean fuel acts resulted in $8.6 million of revenues. The amount of revenues from capital projects fluctuates from year to year, depending on the fundamentals of the end users, but can contribute significantly to the Company's revenues.

     A majority of the capital projects in the 1990s have been related to reactivation of mothballed refineries and compliance with the clean air acts in California. Plant expansions require two to three years to construct and generally produce several million dollars of scaffolding revenues. The Company believes that at least ten companies, including several of its customers, are currently planning major plant expansions.

The Commercial Scaffolding Market

     The $725 million commercial scaffolding market is characterized by few national and many regional competitors. Commercial scaffolding is used primarily in nonresidential construction and renovation. Commercial applications are generally characterized by regularly shaped structures with few contoured or angled surfaces. Due to the simple shapes required, commercial jobs generally utilize frame and brace scaffolding, a less versatile type of equipment which is not suited to industrial applications. Commercial scaffolding requires a less skilled work force and has historically been less focused on safety issues. These factors combine to make the commercial market highly fragmented with low barriers to entry. In November 1996, OSHA enacted stricter regulations regarding training and safety in the commercial scaffolding industry. As a result, safety has become a key consideration for commercial customers.

Equipment

     The Company maintains a substantial inventory of scaffolding at its 32 field offices as well as at customer sites throughout the United States and in Canada. In order to maximize profitability, the Company monitors asset utilization daily and can quickly move scaffolding between sites. The Company's size and national coverage gives it a significant advantage in this respect. The type of scaffolding used by the Company for a project depends on a number of factors, including the preference of local tradespeople based on their familiarity with a particular type of scaffolding and the availability in the customer's inventory of a particular kind of scaffolding which the client has requested that the Company utilize. The Company utilizes three types of scaffolding: systems, tube and clamp and frame and brace. The Company also offers Sky Climber motorized scaffolding.

     Systems scaffolding consists of interlocking horizontal, vertical and platform pieces which can be assembled and dismantled quickly and with less labor than the other types of scaffolding. Systems scaffolding is very versatile because its pieces can be connected in a variety of ways to conform to the contours of the area in which the scaffolding is required. For this reason, systems scaffolding is particularly well-suited for refineries which contain pipes and vessels around which the scaffolding must be erected.

     Tube and clamp scaffolding offers similar versatility to systems scaffolding and thus can be used in similar applications. However, tube and clamp scaffolding must be bolted together with clamps and is therefore more difficult and time consuming to assemble. Tube and clamp scaffolding was the predecessor to and is generally being superceded by systems scaffolding.

      Frame and brace scaffolding generally uses pre-constructed pieces consisting of vertical supports and platforms and is predominantly used for commercial projects. Frame and brace scaffolding may be assembled and dismantled quickly but does not offer the versatility of systems or tube and clamp scaffolding.

     Motorized scaffolding consists of motors, platforms and rigging equipment and the rigging is performed by either the Company or the customer. The Company sells, rents and provides maintenance services for motorized scaffolding under the "Sky Climber" brand name. The majority of Sky Climber customers are commercial users such as painters, window washers, waterproofers, building restorers and construction companies.

Competition

     The Company is the largest North American provider of industrial scaffolding services with an approximately 28% market share and 1999 industrial scaffolding revenues that were larger than the industrial scaffolding revenues for its three largest competitors combined. In 1999, the next five largest scaffolding specialists after the Company, Aluma Systems USA, Inc., Safway Steel Products, Patent Construction Systems, Interstate Scaffolding, Inc. and BET, accounted for approximately 27% of the total market, engineering and construction firms accounted for approximately 23% and numerous small, thinly capitalized, local competitors accounted for approximately 24%. Engineering and construction firms often subcontract scaffolding services to scaffolding specialists including the Company.

Safety

     Safety is an important consideration in the selection and continued employment of a scaffolding services provider. The Company maintains workforce expertise through extensive internal and external training and safety programs. The Company believes that its highly skilled workforce translates into lower accident rates that benefit both the Company and its customers through lower insurance and accident-related expenses. The Company has the best safety record of any scaffolding company in the United States. The Company's rate of total OSHA recordable injuries per 200,000 man hours was 2.0 for the year ended December 31, 1998, and 1.75 for the year ended December 31, 1999 as compared to an industry average (according to National Safety Council 1999 accident statistics) for the year ended December 31, 1999 of 10.67. Compensation plans for the Company's project managers have been designed to include incentives to reduce the numbers of accidents, lost work days and lost time rates.

Sales and Marketing

     The Company's selling organization consists of 47 sales team members. These individuals are located throughout the Company's network of service locations. Each sales team member reports to the respective Division Manager, who is responsible for managing day-to-day sales activities.

     The Company's sales force is charged with identifying and pursuing target accounts, estimating and bidding on work, closing the sale and coordinating the initial work relationship with the Company's broader operating team. In 1997, the Company established a National Sales Manager position, which is charged with the development and implementation of an overall sales reporting program.

     As identified through its strategic planning process, the Company has developed a comprehensive database of all potential scaffolding opportunities and a sales plan for each of its Divisions. Using this customer database as a foundation, the most promising target accounts are then assigned to individual sales team members. The sales plans consist of two interactive elements. The broader element is an assessment of the market segments that exist within a given territory and the identification of those segments that offer the best opportunity for growth in the territory. The more focused element is the identification of the individual customer accounts that make up the local population of each of the target market segments. Annual incremental revenue goals are established for each sales team member, and actual sales results will be tracked using the several databases that are being installed.

Customers

     Brand's primary customers include large oil refineries and petrochemical plants. The Company's top ten customers account for over one third of 1999 revenues. The Company's ten largest customers, when measured by 1999 revenue to the Company, were Exxon Corporation, Arco, Mobil Corporation, Texaco Inc., Phillips, Citgo Petroleum Corporation, Lyondell Petrochemical Company, DuPont, Houston Lighting & Power Company and Shell Oil. Exxon, the Company's largest customer, accounted for approximately 13% of the Company's 1999 revenues. The Company has contractual relationships with all of its primary customers. Each of these contracts contains terms and conditions specific to each customer and are cancellable by either party by 30 day written notification. Because the contracts are entered into on a project-by-project basis and typically have a defined scope of work, they do not have minimum purchase requirements. The percentage of total Company revenues accounted for by each customer varies greatly from year to year.

Property

     The Company operates facilities in 33 locations (32 field offices and one headquarters location). The Company owns two locations in Canada, two in Texas, one in Alabama and one in Louisiana. The Company leases its remaining 26 facilities as well as one site used for its corporate headquarters. The Company's facilities typically include a small office, warehouse and yard and range in size from 2,000 to 40,000 square feet under roof with yards from half an acre to more than four acres. The Company's headquarters are located in a 9,500 square foot facility in Chesterfield, Missouri. The Company's facilities are concentrated near its customers to minimize transportation costs, to shorten lead times and to strengthen oversight and project management abilities.

Employees

     As of December 31, 1999, the Company employed approximately 4,200 full-time employees, of which 24% were represented by a labor union. The Company cannot assure that strikes or other types of conflicts with unions or personnel will not arise or that it will not become a target for further union organizing activity. Since the Company's business has a high labor content, any such activity could have a material adverse effect on the Company. The Company believes that it has a good relationship with its employees.

     The Company's business has a high labor content and, as a result, its financial performance is affected by the availability of qualified personnel and the cost of labor. In recent years, unemployment rates have reached unusually low levels leading to lower availability of labor and to wage inflation. In particular, the supply of labor has been low relative to demand in the Gulf Coast Region, in which it has significant operations. While the Company has been successful in hiring workers for its projects and it does not believe that the reduced availability of labor has had a material adverse effect on its financial performance, the Company cannot assure that sufficient labor will be available in the future or that the cost of labor will not rise, either of which could have an adverse effect on the Company.

Insurance

     The Company maintains standard insurance for commercial general liability, workers compensation and automobile liability, as well as, specialty insurance coverage for directors' and officers' liability, wrongful employment practices, commercial crime, architects' and engineers' liability and an umbrella liability through several insurers.

Litigation

     The Company is not party to litigation which, in the opinion of the Company's management, could have a material adverse effect on the Company's financial position, results of operations or liquidity.

                                   MANAGEMENT

Directors and Executive Officers

     The following table sets forth certain information with respect to directors and executive officers of the Company. Each director and officer holds office until a successor is elected and qualified or until his earlier death, resignation or removal.

   Name                 Age   Position and Offices
   ----                 ---   --------------------

   David L. Jaffe        41   Chairman of the Board
   John M. Monter        52   Chief Executive Officer, President and Director
   Ian R. Alexander      53   Chief Financial Officer, Vice President, Finance
   David R. Cichy        49   Vice President, Operations--Northern Region
   Raymond L. Edwards    46   Vice President, Administration and Secretary
   Guy S. Huelat         38   Vice President, Resource Management
   James "Marty" McGee   43   Vice President, Operations--Southeast Region
   Scott M. Robinson     52   Vice President, Operations--Southwest Region
   Robert Bonczek        54   Director
   James S. Carlisle     57   Director
   Donald R. Chappel     48   Director
   Vincent Langone       56   Director
   Karl R. Wyss          59   Director

     David L. Jaffe, Chaiman of the Board: Mr. Jaffe joined DLJ Merchant Banking, Inc. ("DLJMB, Inc.") in 1984 and became a Managing Director in 1995. He has been Chairman of the Board of the Company since the Acquisition. He has 15 years experience in investing private equity capital, in mergers and acquisitions and in structuring and arranging financing for leveraged transactions. Mr. Jaffe also serves on the board of directors of Duane Reade, Inc. (NYSE:DRD), OSF Holdings Inc., (TSX:OSF), Shoppers Drug Mart Inc., Target Media Partners and Terra Nova Group (NYSE:TNA) and previously served as a director of Cambridge Industries Group, Inc., NACOLAH Corp., Pharmaceutical Fine Chemicals S.A., EZ Buy and EZ Sell Recycler Corporation and OHA Financial, Inc. He also serves as a director and a member of the Executive Committee of Project A.L.S., a non-profit organization funding directed research for treatments of Amyotrophic Lateral Sclerosis (Lou Gehrig's disease).

     John M. Monter, Chief Executive Officer, President and Director: Mr. Monter has served as a director, Chief Executive Officer and President since the Acquisition. Prior to joining the Company at the time of the Acquisition, Mr. Monter held a variety of corporate and operating assignments at Cooper Industries, Inc. ("Cooper") where he began his career in 1977. Mr. Monter was President of the Bussmann Division of Cooper, which manufactures electrical overcurrent fuses, from 1992 to 1996.

     Ian R. Alexander, Chief Financial Officer, and Vice President, Finance:
Prior to joining the Company as Chief Financial Officer, and Vice President, Finance in April 1998, Mr. Alexander had a variety of assignments with BP Oil Company from 1973 until 1993 in Europe, Africa and the U.S.A. He then became Chief Financial Officer and Executive Vice President of Purina Mills, Inc. until it was sold to Koch Industries in March, 1998.

     David R. Cichy, Vice President, Operations-- Northern Region: Mr. Cichy was appointed Vice President, Operations--Northern Region in 1996. Beginning in 1978, Mr. Cichy served in various construction management functions with Rust Industrial including Vice President, Resource Management from 1993 to 1996.

     Raymond L. Edwards, Vice President, Administration and Secretary: Mr. Edwards joined the Company in his current role in November 1996. Prior to joining the Company, he held a variety of management positions, most recently, with Cooper from 1984 to 1996, including Vice President, Human Resources from 1990 to 1996.

     Guy S. Huelat, Vice President, Resource Management: Mr. Huelat joined the Company in January 1997 in his current position. Prior to joining the Company, Mr. Huelat was a Plant Manager from 1989 to 1994 and a

Materials Manager from 1994 to 1996 at Cooper. From 1996 to 1997, he was Director of Logistics for Planning and Customer Service for Kimble Glass, Inc.

     James "Marty" McGee, Vice President, Operations -- Southeast Region: Mr. McGee has held his current position since the Acquisition. From 1993 until the Acquisition, Mr. McGee held various Region Management positions with Rust Industrial and Waste Management Technologies (WMX). Mr. McGee has been with the Company in various management positions since 1981 including President, Southern Regional Scaffolding in 1993, Southern Region Manager in 1994 and Vice President, Southern Operations for WMX Services group (29 locations, 5 different Rust companies), from 1995 to 1996.

     Scott M. Robinson, Vice President, Operations -- Southwest Region: Mr. Robinson joined the Company as Vice President, Marketing in March 1997 and in December of 1997 he assumed the position of Vice President, Operations - Central Region. In January 1998 he took over his current assignment over the Southwest Region. Prior to joining the Company, Mr. Robinson held various positions at Cooper, including Vice President, Sales from 1993 to 1997 and Vice President, Marketing from 1987 to 1993.

     Robert Bonczek, Director: Mr. Bonczek has been President and a director of AspenTree Capital, a private money management firm since 1991, and has been a director of the Company since the Acquisition. He is a legal consultant to Wilmer, Cutler and Pickering. Mr. Bonczek is a director of DCV, Inc. He is also serving as Acting Chief Administrative Officer and Acting CFO for Trimeris, Inc., a NASDAQ listed biotech company.

     James S. Carlisle, Director: Mr. Carlisle has been Chief Executive Officer of Carlisle Enterprises, LLC, a private equity investment firm engaged in the acquisition and management of leveraged buyout companies since 1989, and has been a director of the Company since the Acquisition.

     Donald R. Chappel, Director: Mr. Chappel has been a director of the Company since 1999. Mr. Chappel was Executive Vice President and Chief Financial Officer of Waste Management, Inc. from August, 1999 through February, 2000, when he resigned to pursue other opportunities. Prior to his most recent position, Mr. Chappel was Senior Vice President - Operations and Administration since the consummation of the WM Holdings Merger in July 1998. Prior thereto, Mr. Chappel held several positions at WM Holdings, including serving as Acting Chief Financial Officer since October, 1997, Vice President - Financial Services since November, 1996 and Vice President and Controller (North American operations) since August 1995. From 1991 to July, 1995, Mr. Chappel was Vice President and Controller - West and Mountain Areas of Waste Management of North America, Inc., and from July to August, 1995 served as Vice President and Controller of Chemical Waste Management, Inc. Prior thereto he had served as Vice President and Controller - WMI Urban Services, beginning in June, 1987 when he joined WM Holdings.

     Vincent P. Langone, Director: Mr. Langone has been a director of the Company since the Acquisition. Mr. Langone has been Chairman, President and Chief Executive Officer of Formica Corporation since May 1998. From 1995 to 1997, Mr. Langone served as President of Interbuild International, Inc., which provides operational management and general consulting services. Mr. Langone is a director of United Retail Group and Summit Bank. From 1989 to 1995, Mr. Langone served as Chairman, President and Chief Executive Officer of Formica Corporation.

     Karl R. Wyss, Director: Mr. Wyss is a Managing Director of DLJMB, Inc. and has been a director of the Company since the Acquisition. Prior to joining DLJMB, Inc. in 1993, he was Chairman and Chief Executive Officer of Lear Siegler Inc. from 1989 to 1993. He serves on the boards of CommVault Systems, Inc., EZ Buy & EZ Sell Recycler Corp., Localiza Rent A Car S.A., OSF, Inc., Mallory Limitada, Pharmaceutical Fine Chemicals, S.A. and Von Hoffman Press, Inc.

Compensation of Directors

     Directors of the Company do not receive cash compensation for serving as directors; however, in March 1997, pursuant to Holdings' Stock Option Plan for Outside Directors, directors who were not employees of Holdings, the Company or any of their institutional shareholders, were each awarded options (the "Director Options") to purchase 40,000 shares of the common stock of Holdings, which options vested in March 1999.

Compensation Committee and Insider Interlocks

     Compensation of the Company's management is determined by a committee comprised of Messrs. Jaffe, Monter and Wyss. Mr. Monter is the Chief Executive Officer and President of the Company. In March 1997, Mr. Monter purchased 386,406 newly-issued shares of the common stock of Holdings and 17,500 newly-issued shares of preferred stock for an aggregate purchase price of $823,905. In connection with such purchase, Holdings extended Mr. Monter a recourse loan of $167,000, which matures in March 2002 (subject to prepayment in the event any shares are disposed of prior to such time) and bears interest at a rate of 7.03% per annum. The loan is secured by a pledge of the shares purchased.

     Messrs. Jaffe and Wyss are Managing Directors of DLJMB, Inc., the general partner of DLJMB. Pursuant to a shareholders agreement dated as of September 30, 1996 between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members, up to five of whom are nominated by DLJMB. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB under certain circumstances. The shareholders agreement further provides that DLJMB has the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act, and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     In addition, the shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the agreement, Donaldson, Lufkin & Jenrette Securities Corporation ("DLJSC"), an affiliate of DLJMB, Inc., is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc. receives an annual advisory fee of $250,000 from Holdings. DLJSC received customary fees in connection with the original underwriting, purchase and placement of the 10 1/4% Senior Notes.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility, is an affiliate of DLJMB. For a description of the Bank Facility, see "Description of Bank Facility." The proceeds from the original sale of the 10 1/4% Senior Notes were used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital on the date of the 10 1/4% Senior Notes offering. In connection with an amendment to the existing Bank Facility, the Company will pay customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

Executive Compensation

     The following table sets forth the compensation earned by the Chief Executive Officer and the six other most highly paid executive officers for services rendered in 1999.

                           Summary Compensation Table


                                              Annual Compensation             Long-Term Compensation Awards
                                      -----------------------------------     -----------------------------
                                                                               Securities           All
                                                                 Other         Underlying          Other
                                      Salary       Bonus     Compensation     Options/SARs     Compensation
Names and Principal Position           ($)          ($)           ($)              (#)              ($)
----------------------------          -------     -------    ------------     ------------     ------------
John M. Monter, Chief Executive
      Officer....................     375,000     283,263        14,452               -           1,600(1)
Ian Alexander, Chief Financial
      Officer....................     180,253     136,157            -                -           1,600(1)
Raymond L. Edwards, Vice
      President, Administration..     149,406     112,856            -                -           1,600(1)
Guy Huelat, Vice President,
      Resource Management........     133,494     102,172            -                -           1,600(1)
Scott Robinson, Vice President
      Operations - Southwest
      Region.....................     148,408      40,000         1,454               -           1,600(1)
Dave Cichy, Vice President
      Operations - Northern
      Region.....................     127,123     133,269         6,058               -           1,600(1)
James McGee, Vice President
      Operations - Southeast
      Region.....................     140,005     106,567            -                -           1,600(1)


-------------------

(1)  Represents the Company's matching 401(k) contributions.

     Stock Option Grants in Last Fiscal Year.

     No stock options were granted in the year ending December 31, 1999.

     The following table summarizes options exercised during the last fiscal year under the Restricted Stock Purchase Agreement and the value of options for persons named in the Summary Compensation Table.


                                 RSO Granted    RSO Vested     RSO Exercised
                                 -----------    ----------     -------------
John M. Monter................      437,500       175,000         87,500
James "Marty" McGee...........       42,000        16,800          8,400
Raymond L. Edwards............       42,000        16,800          8,400
Scott Robinson................       40,000        16,000          8,000
Guy Huelat....................       42,000        16,800          8,400
David Cichy...................       40,000        16,000          8,000

     For each one-year period ending on December 31, the annual vesting opportunity will be the achievement of the annual operating budget and/or financial targets approved by the Board of Directors of the Company.

Employment Agreement

     Mr. Monter entered into an employment agreement with the Company on June 1, 1999, pursuant to which he serves as President and Chief Executive Officer. The employment agreement terminates on March 31, 2003, and provides for an annual salary of not less than $375,000. Mr. Monter is also eligible for a bonus of up to 120% of his base salary. The Company undertakes to pay up to $2,000 of premiums annually under Mr. Monter's life insurance policy. In the event the Company terminates Mr. Monter's employment without cause or he becomes disabled, he is entitled to his (i) base salary through the date of termination, earned bonus for prior fiscal year but not yet paid, and any unreimbursed business expenses; (ii) base salary through the last day of the 24th month following the date of termination ("the Severance Period");
(iii) continued coverage under the Company's welfare benefits for up to the end of the Severance Period or such time as he is eligible to receive comparable welfare benefits, and in the case of termination without cause, a bonus equal to $12,500 multiplied by the number of months remaining in the Severance Period. Any unvested stock options held by Mr. Monter shall vest upon a change in control of the Company. As a part of the employment agreement, Mr. Monter has entered into covenants prohibiting him from competing with the Company, working for any of the Company's competitors or using proprietary information for a twelve-month period following his departure from the Company.

                             PRINCIPAL STOCKHOLDERS

     All of the issued and outstanding common stock of the Company is held by Holdings (and pledged to secure the Bank Facility). The following table sets forth certain information with respect to the beneficial ownership of the common stock of Holdings as of December 31, 1999 by (i) each person or group known to the Company who beneficially owns more than five percent of the common stock of Holdings and (ii) all directors and executive officers of the Company as a group:


                                                 Number of          Percentage
                                                 Shares of              of
 Name and Address of Beneficial Owner           Common Stock           Class
 ------------------------------------           ------------        ----------
DLJ Merchant Banking Partners, L.P.
  and related investors(1)....................    8,762,500             64.4%

Rust Industrial Services, Inc.(2)
 3003 Butterfield Road
 Oakbrook, IL 60521...........................    2,487,500             18.3%

Carlisle-Brand Investors, L.P.(3)
 7777 Fay Avenue
 La Jolla, California 92037...................    1,250,000(4)           9.2%

David L. Jaffe(5)
 DLJ Merchant Banking Partners, Inc.
 277 Park Avenue
 New York, New York 10172.....................           --               --

Karl R. Wyss(5)
 DLJ Merchant Banking Partners, Inc.
 277 Park Avenue
 New York, New York 10172.....................           --               --

James S. Carlisle(6)
 Carlisle Enterprises
 7777 Fay Avenue
 La Jolla, California 92037...................           --               --

-------------------
(1) Consists of shares held by DLJMB, DLJ Offshore Partners, C.V. ("Offshore"), DLJ Merchant Banking Funding, Inc. ("Funding") and DLJ International Partners, C.V. ("International"), each of which is affiliated with DLJSC. See "Certain Relationships and Related Transactions." The address of each of DLJMB and Funding is 277 Park Avenue, New York, New York 10172. The address of each of Offshore and International is John B. Gorsivaweg 6, Willemstad, Curacao, Netherland Antilles. As a general partner of DLJMB, Offshore and International, DLJMB, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore and International, and as the parent of each of DLJ Merchant Banking, Inc. and Funding, Donaldson, Lufkin & Jenrette, Inc. may be deemed to beneficially own indirectly all of the shares held by DLJMB, Offshore, International and Funding. Donaldson, Lufkin & Jenrette, Inc. is a majority owned subsidiary of The Equitable Companies Incorporated. The address of DLJ Merchant Banking, Inc. and Donaldson, Lufkin & Jenrette, Inc. is 277 Park Avenue, New York, New York 10172.

(2) Rust Industrial is a wholly owned subsidiary of Rust International, Inc. ("RII") which is majority owned by WMI. As a result, WMI and RII may be deemed to beneficially own all of the shares held by Rust Industrial. The address for each of WMI and RII is 1001 Fannin, Houston, TX 77002.

(3) As the general partner of Carlisle, Carlisle Group, L.P. ("Carlisle Group") may be deemed to beneficially own indirectly all of the shares held by Carlisle. As the general partner of Carlisle Group, Carlisle Enterprises, LLC may be deemed to beneficially own indirectly all of the shares held by Carlisle. The address of Carlisle Group and Carlisle Enterprises, LLC is 7777 Fay Avenue, La Jolla, California 92037.

(4) Does not include (i) 47,500 shares issuable upon the exercise of currently exercisable options held by Carlisle Group and (ii) up to 871,250 shares issuable upon exercise of options held by Carlisle Group.

(5) Messrs. Jaffe and Wyss are officers of DLJ Merchant Banking, Inc., an affiliate of DLJMB and DLJSC. Share data shown for such individuals excludes shares shown as held by DLJMB and related investors, as to which such individuals disclaim beneficial ownership.

(6) Mr. Carlisle is a managing partner of Carlisle Enterprises, LLC, the sole general partner of the sole general partner of Carlisle. Share data shown for Mr. Carlisle excludes shares shown as held by Carlisle, as to which Mr. Carlisle disclaims beneficial ownership.

(7) Does not include shares which may be purchased upon exercise of Director Options or options awarded pursuant to the Company's employee benefit plans.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Pursuant to the shareholders agreement dated as of September 30, 1996 between DLJMB, Carlisle, Rust, the Company, Holdings and certain other individuals, Holdings' board consists of seven members: up to five nominated by DLJMB, one nominated by Carlisle and one nominated by Rust Industrial. The shareholders agreement also provides for certain restrictions on transfers of Holdings' common stock. In addition, the shareholders agreement provides for certain rights of first refusal in favor of DLJMB, certain rights and obligations on the part of shareholders to participate in transfers of shares by DLJMB and preemptive rights for DLJMB, Carlisle and Rust Industrial under certain circumstances. The shareholders agreement further provides that DLJMB, Carlisle and Rust Industrial each have the right, subject to certain conditions, to request that Holdings register securities that they own under the Securities Act, and to participate in other registrations of Holdings' and the Company's securities, in each case at Holdings' expense.

     The shareholders agreement provides for certain advisory relationships and the payment of management advisory fees. For five years after the date of the agreement, DLJSC is engaged as the exclusive financial and investment banking advisor for Holdings, on customary terms. Pursuant to the shareholders agreement, DLJMB, Inc., the sole general partner of DLJMB, and Carlisle Group, the sole general partner of Carlisle, each receive an annual advisory fee of $250,000 from Holdings. DLJSC received customary fees in connection with the original underwriting, purchase and placement of the 10 1/4% Senior Notes.

     Holdings has entered into a stock option agreement with Carlisle Group. The stock option agreement gives Carlisle Group the right to acquire up to 918,750 shares of the common stock of Holdings for $1.00 per share. The exact number of shares that may be acquired pursuant to the stock option agreement depends upon Holdings' financial performance, equity financings by Holdings and other factors. Carlisle Group's rights under the stock option agreement vest progressively throughout the term of the agreement. The stock option agreement will terminate on or, under certain circumstances, before September 30, 2006.

     DLJ Capital, the Syndication Agent and a lender under the Bank Facility, is an affiliate of DLJMB and DLJSC. For a description of the Bank Facility, see "Description of Bank Facility." The proceeds from the original sale of the 10 1/4% Senior Notes were used to repay indebtedness under the Bank Facility, $1.6 million of which was owed to DLJ Capital. In connection with an amendment to the existing Bank Facility, the Company paid customary fees to DLJ Capital, as the Syndication Agent and as a lender under the Bank Facility.

     In connection with the Acquisition, WMI and the Company entered into a transition services agreement. Pursuant to such agreement, WMI paid the Company a fee for transition services of $725,000 quarterly. The first such payment was made on December 31, 1996 and such payments continued through September 30, 1999. In addition, the Company provides computer support to WMI and receives a payment of $75,000 per month for such service.

     In March 1997, certain officers and employees of the Company purchased a total of 878,364 newly-issued shares of Holdings' common stock for $1 per share and 42,832 shares of preferred stock for $25 per share. In connection with such purchases, Holdings extended recourse loans to executive officers in the aggregate amount of $341,000. In July 1999, Holdings extended recourse loans to the members of the Brand advisory team (John Monter, Ian Alexander, Raymond Edwards, Guy Huelat, Scott Robinson, Dave Cichy and James McGee) in the amount of $515,000, and received cash in the amount of $129,000, both of which were used as consideration for the exercise of certain stock options of Holdings' common stock. The 1997 and 1999 loans earn interest at 7.03% and 5.22% respectively and mature in 2002 and 2006, respectively. These loans are secured by 643,500 shares owned by such officers and employees.

                          DESCRIPTION OF BANK FACILITY

     Although all of the material elements of the Credit Agreement are stated herein, the following summary does not purport to be complete and is qualified in its entirety by the Credit Agreement, copies of which may be obtained upon request from the Company.

     The Company entered into a credit agreement (the "Credit Agreement") relating to the Bank Facility, with DLJ Capital, as Syndication Agent, and BofA, as Administrative Agent, on September 30, 1996, which Credit Agreement was amended on November 21, 1997 and February 20, 1998, amended and restated as of March 17, 1999 and supplemented by an additional Term-B Loan Addendum on March 9, 2000. As so amended, amended and restated and supplemented, the Bank Facility includes, after giving effect to amortization payments through December 31, 1999, $58.0 million of senior secured credit facilities. A $30.0 million senior secured revolving loan facility (the "Revolving Facility") is available to the Company for working capital and other general corporate purposes. This facility matures on September 30, 2002. Borrowings under the Revolving Facility are governed by a borrowing base equal to 85% of eligible accounts receivable. A $15.0 million sub-facility of the Revolving Facility is available for the issuance of letters of credit. The issuance of letters of credit constitutes usage under the Revolving Facility and reduces availability of the Revolving Facility dollar for dollar. Interest on loans under the Revolving Facility is determined by a leverage-based pricing grid. A commitment fee is payable on the unused portion of the Revolving Facility at a rate also determined by a leverage-based pricing grid.

     In addition, the Bank Facility, as amended, amended and restated and supplemented, includes two term loan facilities. The first term loan facility was fully drawn at the closing of the bank facility (the "Bank Closing") in the amount of $160.0 million to partially fund the Acquisition. $130.0 million of such Term Facility was repaid with the proceeds of the original issuance by the Company of the notes, leaving $30.0 million of loans outstanding under this facility, of which $6.5 million has been repaid through December 31, 1999 in regularly scheduled amortization payments. Interest on loans under this term loan facility is determined by a leverage-based pricing grid. The portion of such term loan facility that remained outstanding after such repayment had an average life of 3.05 years at the Bank Closing Date. This term loan facility has and will amortize quarterly in amounts aggregating $1.5 million in 1998, $5.0 million in 1999, $6.0 million in 2000, $8.5 million in 2001 and $9.0 million in 2002, with a final maturity of September 30, 2002.

     A second term loan facility was added to the Bank Facility on March 15, 2000. This second term loan facility is in the amount of $5.0 million and was fully drawn on March 15, 2000. Interest on loans under this facility is also determined by a leveraged-based pricing grid. This term loan facility amortizes quarterly in amounts aggregating $50,000 in each of 2000, 2001 and 2002 and $4.85 million in 2003, with a final maturity of September 30, 2003.

     Loans outstanding under the Bank Facility are required to be prepaid from 100% of the net proceeds from debt issuances, 100% of the net proceeds from certain asset sales that are not reinvested in the Company's business within a specified period, 50% of the net proceeds from certain issuances of equity securities and 75% of the Company's consolidated annual excess cash flow.

     The Bank Facility is secured by (i) a first priority perfected lien on all material tangible and intangible assets of the Company and its U.S.
subsidiaries, (ii) a first priority pledge of all notes evidencing intercompany indebtedness owed to the Company or its U.S. subsidiaries and (iii) a first priority pledge of 100% of the capital stock of the Company and all of its U.S. subsidiaries and 65% of the capital stock of all of its non-U.S. subsidiaries. The Bank Facility is also supported by guarantees from Holdings and all U.S. subsidiaries of the Company.

     The Credit Agreement contains the following financial covenants, which are computed quarterly on a rolling four-quarter basis: (i) maximum leverage (ranging from 5.25:1 as of December 31, 1999, decreasing thereafter to 4.50:1 on December 31, 2001 and thereafter); (ii) minimum interest coverage (ranging from 1.80:1 as of December 31, 1999 increasing thereafter up to 2.10:1 at December 31, 2001 and thereafter); (iii) minimum fixed charge coverage (ranging from 1.0:1 as of December 31, 1999 increasing thereafter up to 1.10:1 at December 31, 2001 and thereafter); (iv) minimum net worth (equal to $20 million plus an amount equal to 50% of cumulative positive net income from January 1, 1998 to the end of the fiscal quarter most recently ended on or prior to such date of determination); and (v) maximum capital expenditures (not in excess of $10.0 million in any fiscal year, with the ability to carry forward up to $5.0 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year exceeds the amount actually made in such fiscal year, in addition to an aggregate amount not in excess of $5.0 million in any fiscal year used to acquire industrial scaffolding, with the ability to carry forward up to $2.5 million to the next succeeding fiscal year to the extent the amount of capital expenditures permitted to be made in any fiscal year to acquire industrial scaffolding exceeds the amount actually made in such fiscal year). In addition, the Credit Agreement restricts the Company's ability, among other things, to (i) incur debt, sale-leasebacks and contingent liabilities; (ii) pay dividends, make distributions or repurchase stock; (iii) incur liens; (iv) sell assets other than in the ordinary course of business; (v) make investments or acquisitions;
(vi) consummate mergers, consolidations or combinations; or (vii) engage in transactions with affiliates. As of December 31, 1999 the Company was in compliance with the covenants under the Credit Agreement.

                         DESCRIPTION OF PREFERRED STOCK

     The Company is authorized to issue 1,250,000 shares of the 14.5% Senior Exchangeable Preferred Stock due 2008, par value $0.01, of which 1,042,460 are issued and outstanding. The following is a summary of the principal terms of the preferred stock, which is governed by the Certificate of Designations, Preferences and Rights relating thereto.

Ranking and Dividends

     Each share of preferred stock had an initial liquidation preference of $25.00 per share, plus accrued and unpaid dividends. The preferred stock ranks senior to all classes or series of equity securities of the Company. The holders of the preferred stock are entitled to receive dividends, when, as and if declared by the board of directors of the Company at the rate of 14.5% per annum on the liquidation value. Dividends on the preferred stock accrete to the liquidation value of the preferred stock until the later of (i) September 30, 2001 (the "Fifth Anniversary") and (ii) the first date on which dividends on the preferred stock would be permitted to be paid in cash pursuant to the terms of the Company's then outstanding indebtedness (such later date, the "Cash Pay Date"). The Company is restricted from declaring dividends on other securities and from redeeming or repurchasing certain junior securities unless full cumulative dividends have been paid on the preferred stock.

Optional Redemption

     After September 30, 2001, the Company may, at its option, redeem any or all outstanding shares of preferred stock at the applicable redemption price (expressed as a percentage of liquidation value) as set forth below during the twelve month periods beginning September 30 of the years shown below:



Year                                     Redemption
-----                                   -----------
2001...............................       107.25%
2002...............................       104.83%
2003...............................       102.42%
2004 and thereafter................       100.00%

Mandatory Redemption

     In the event of a Change of Control (as defined in the Certificate of Designations, Preferences and Rights governing the preferred stock), the Company is required to make an offer to redeem all shares of preferred stock at a redemption price equal to 101% of the liquidation value.

     In addition, the Company is required to redeem all shares of preferred stock on March 31, 2008 at a price equal to the liquidation value at such date. There is no restriction on the repurchase or redemption of shares of preferred stock by the Company while there is an arrearage in the payment of dividends.

Voting Rights

     The holders of preferred stock voting as a class are entitled to elect two directors if and whenever (i) six consecutive quarterly dividends after the Fifth Anniversary have not been paid in full, (ii) the Company has not redeemed the preferred stock on March 31, 2008, (iii) the Company has not offered to redeem the preferred stock in a timely manner following a change of control event, (iv) dividends have been paid on other securities or junior securities have been redeemed or repurchased while full cumulative dividends have not been paid on the preferred stock or (v) the Company's Certificate of Incorporation has been amended in a manner adverse to the holders of preferred stock without such holder's consent.

                       DESCRIPTION OF EXCHANGE DEBENTURES

     Subject to certain conditions, the Company may, at its option, issue 14.5% Junior Subordinated Exchange Debentures due 2008 in exchange for any or all outstanding shares of preferred stock, at an exchange ratio of $1.00 of liquidation value of preferred stock for $1.00 principal amount of exchange debentures. On and after the date of any exchange, dividends will cease to accrue on the preferred stock and all rights of holders of the preferred stock shall cease.

     The exchange debentures, if issued, will be issued pursuant to an indenture (the "Indenture") to be entered into between the Company and a trustee selected by the Company (together with any successor trustee, the "Trustee") and will be limited in amount to the aggregate liquidation value of the preferred stock outstanding at the time of the exchange. The terms of the exchange debentures include those set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act as in effect on the date of the Indenture. The exchange debentures are subject to all such terms. Copies of the proposed form of the Indenture can be obtained from the Company, upon request. The following description of certain provisions of the Indenture and the exchange debentures is intended as a summary only and is qualified in its entirety by reference to the Indenture and the exchange debentures, including the definitions in those documents of certain terms. Whenever particular articles, sections or defined terms of the exchange debentures or the Indenture are referred to, it is intended that those articles, sections or defined terms are to be incorporated by reference into this Prospectus.

Maturity and Interest

     The exchange debentures will mature on March 31, 2008. The exchange debentures will pay interest at an effective annual rate of 14.5%, payable quarterly. Prior to the Cash Pay Date, interest will be payable in additional exchange debentures.

Ranking

     The exchange debentures will be general unsecured obligations of the Company and will be subordinated in right of payment to the prior payment of all indebtedness of the Company that is not expressly made pari passu with or junior to the exchange debentures ("Senior Indebtedness").

Optional Redemption

     After September 30, 2001, the Company would be allowed, at its option, to redeem any or all outstanding exchange debentures at the applicable redemption price (expressed as a percentage of principal amount) as set forth below during the twelve month periods beginning September 30 of the years shown below, plus in each case accrued and unpaid interest, if any:




Year                                     Redemption
-----                                   -----------
2001...............................       107.25%
2002...............................       104.83%
2003...............................       102.42%
2004 and thereafter................       100.00%

Change of Control

     In the event of certain asset sales or specific kinds of changes in control, the Company would be required to make an offer to redeem all of the exchange debentures at a redemption price equal to 101% of the principal amount thereof, plus accrued and unpaid interest thereon.

Certain Covenants

     The Indenture will contain covenants that, among other things, would limit the ability of the Company to make certain payments and to merge, consolidate or sell substantially all of its assets.

Merger, Sale or Consolidation

     Without limitation of the provisions of the Indenture described above regarding a Change of Control, the Company may merge, consolidate or transfer all or substantially all of its properties and assets as an entirety and the Company may permit any person to consolidate with or merge into the Company or transfer all or substantially all of its properties and assets as an entirety to the Company; provided that, among other things, (a) the successor person is the Company or another corporation organized and existing under the laws of the United States, any state thereof or the District of Columbia that assumes the Company's obligations on the exchange debentures and under the Indenture and
(b) immediately before and immediately after giving effect to such transaction, no Event of Default shall have occurred and be continuing.

Events of Default

     The following shall constitute Events of Default with respect to the exchange debentures:

      (i) failure to pay the principal of or premium, if any, on any exchange debenture when such amounts become due and payable at maturity, upon acceleration or otherwise, whether or not such payment is prohibited by the subordination provisions of the Indenture; (ii) failure to pay interest on the exchange debentures when due, whether or not such payment is prohibited by the subordination provisions of the Indenture, and such failure continues for a 15-day period; (iii) a default in the observance or performance of any other covenant or agreement of the Company in the exchange debentures or the Indenture that continues for the period and after the notice specified below;
(iv) an event of default shall have occurred and be continuing under any other evidence of indebtedness of the Company or any of its subsidiaries, whether such indebtedness now exists or is created hereafter, which event of default results in the acceleration of such indebtedness which, together with any such other indebtedness so accelerated, aggregates more than $15 million and such acceleration is not rescinded or indebtedness is not paid or discharged for the period and after the notice specified below; (v) any final judgment or judgments for payment of money in excess of $15 million in the aggregate shall be rendered against the Company or a subsidiary and shall remain unstayed, unsatisfied or undischarged for the period and after the notice specified below; and (vi) certain events of bankruptcy, insolvency or reorganization. The Company is required to deliver to the Trustee within 120 days after the end of each fiscal year of the Company an officer's certificate stating whether or not the signatories know of any default by the Company under the Indenture and the exchange debentures and, if any default exists, describing such default.

     A default under clause (iii), (iv) or (v) above is not an Event of Default until the Trustee or the holders of at least 25% in principal amount of the then outstanding exchange debentures notify the Company of the default and the Company does not cure the default within 30 days after receipt of the notice. The notice must specify the default, demand that it be remedied and state that the notice is a "Notice of Default." If the holders of 25% or more in principal amount of the then outstanding exchange debentures request the Trustee to give such notice on their behalf, the Trustee shall do so.

     In case an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency or reorganization) shall have occurred and be continuing, the Trustee, by notice to the Company, or the holders of 25% or more of the principal amount of the exchange debentures then outstanding, by notice to the Company and the Trustee, may declare the principal amount of the exchange debentures, plus accrued interest, if any, to be immediately due and payable. In case an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization shall occur, such amounts shall be due and payable without any declaration or any act on the part of the Trustee or the holders of the exchange debentures. Such declaration of acceleration may be rescinded and past defaults may be waived by the holders of a majority of the principal amount of the exchange debentures then outstanding upon conditions provided in the Indenture, except a default in the payment of principal, or interest on any exchange debenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the holder of each exchange debenture. Except to enforce the right to receive payment when due of principal, premium, if any, or interest, if any, no holder of an exchange debenture may institute any proceeding with respect to the Indenture or for any remedy thereunder unless such holder has previously given to the Trustee written notice of a continuing Event of Default and unless the holders of 25% or more of the principal amount of the exchange debentures then outstanding have requested the Trustee to institute proceedings in respect of such Event of Default and have offered the Trustee reasonable indemnity against loss, liability and expense to be thereby incurred, the Trustee has failed so to act for 60 days after receipt of the same and during such 60-day period the holders of a majority of the principal amount of the exchange debentures then outstanding have not given the Trustee a direction inconsistent with the request. Subject to certain restrictions, the holders of a majority in principal amount of the exchange debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture, that is unduly prejudicial to the rights of any holder of an exchange debenture or that would involve the Trustee in personal liability, and the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

Modifications and Waivers of the Indenture

     Supplemental indentures modifying or amending the Indenture may be made by the Company and the Trustee with the consent of the holders of not less than a majority in aggregate principal amount of the then outstanding exchange debentures (or, prior to the issuance of the exchange debentures, with the consent of the holders of not less than a majority of the number of then outstanding shares of preferred stock); provided, however, that no such modification or amendment may, without the consent of all of the holders of the exchange debentures then outstanding (or, prior to the issuance of the exchange debentures, without the consent of all of the holders of the then outstanding shares of preferred stock), (i) extend the fixed maturity of any exchange debenture, reduce the rate or extend the time of payment of interest on any exchange debenture, reduce the principal amount, or premium, if any, on any exchange debenture, alter the redemption or mandatory repurchase provisions or adversely affect the repurchase rights with respect to any exchange debenture, impair the right of a holder to institute suit for payment thereof, change the currency in which the exchange debentures are payable or (ii) reduce the percentage of exchange debentures (or the number of shares of preferred stock), the consent of the holders of which is required for any modification or waiver. The Indenture may not be amended to alter the subordination of any outstanding exchange debentures without consent of each holder of Senior Indebtedness then outstanding that would be adversely affected thereby. Without the consent of any holders of the exchange debentures, the Company and the Trustee may amend or supplement the exchange debentures or the Indenture to cure any ambiguity, defect or inconsistency, to provide for uncertificated exchange debentures in addition to or in place of certificated exchange debentures, to provide for the assumption of the Company's obligations to holders of the exchange debentures in the case of a merger or consolidation or transfer of all or substantially all of the Company's assets, or to make any change that does not materially adversely affect the rights of any holder of the exchange debentures.

     The holders of a majority in aggregate principal amount of outstanding exchange debentures may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, interest, if any, or default with respect to certain covenants under the Indenture.

     The consent of the holders of the exchange debentures is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. After the amendment under the Indenture becomes effective, the Company is required to mail to holders of the exchange debentures a notice briefly describing such amendment. However, the failure to give such notice to all holders of the exchange debentures, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees and Stockholders

     No past, present or future director, officer, employee, agent, manager, stockholder or other affiliate, as such, of the Company shall have any liability for any obligations of the Company under the exchange debentures or the

Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of the exchange debentures by accepting an exchange debenture waives and releases all such liability.

Satisfaction and Discharge of the Indenture

     The Indenture will provide that the Company may terminate its obligations under the Indenture at any time by delivering all outstanding exchange debentures to the Trustee for cancellation and paying all sums required to be paid pursuant to the terms of the Indenture. In addition, the Company will be permitted to terminate all of its obligations under the Indenture by irrevocably depositing with the Trustee money or U.S. government obligations sufficient to pay principal of and interest, if any, on the exchange debentures to maturity or redemption and all other sums payable pursuant to the terms of the Indenture, after complying with certain other procedures set forth in the Indenture.

Transfer and Exchange

     A holder may transfer or exchange the exchange debentures in accordance with the Indenture. The Company may require a holder to, among other things, furnish appropriate endorsements and transfer documents and pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any exchange debentures selected for redemption. Also, the Company is not required to transfer or exchange any Debenture for a period of 15 days before a selection of exchange debentures to be redeemed.

     The registered holder of an exchange debenture may be treated as the owner of it for all purposes.

Delivery and Form

     The exchange debentures to be issued upon exchange of the preferred stock as set forth herein will be issued in registered form. Transfers of exchange debentures must be made in accordance with the terms of the Indenture.

Concerning the Trustee

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest, as described in the Trust Indenture Act, it must eliminate such conflict or resign.

                              DESCRIPTION OF NOTES

     The Company issued $130.0 million aggregate principal amount of 10 1/4% Senior Notes due 2008 under an indenture, dated as of February 25, 1998 by and between the Company and U.S. Trust Company of Texas, N.A., as trustee under the indenture. The offering of the notes generated net proceeds of approximately $125.6 million. The notes have been registered under the Securities Act of 1933, as amended, and were issued in exchange for the 10 1/4% Senior Notes due 2008 issued by the Company on February 25, 1998.

     The notes represent general senior unsecured obligations of the Company and rank pari passu with all existing and future senior unsecured indebtedness and other obligations of the Company. The notes are effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including trade payables. In addition, the notes are effectively subordinated to existing and future senior secured indebtedness, including the Bank Facility, which is secured by a pledge of substantially all of the assets of the Company and its subsidiaries and is also guaranteed by the Company's U.S. subsidiaries.

     The notes mature on February 15, 2008, and bear interest at 10 1/4% per annum from February 25, 1998 (the "Note Issue Date") or from the most recent interest payment date to which interest has been paid or provided for. Interest on the notes is payable semi-annually in arrears on February 15 and August 15 of each year.

     Except as provided in the next paragraph, the notes are not redeemable at the option of the Company prior to February 15, 2003. On or after such date, the notes will be redeemable at the option of the Company, in whole at any time or in part from time to time, at the following prices (expressed in percentages of the principal amount), if redeemed during the 12 months beginning February 15 of the years indicated below, in each case together with interest accrued to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if any:




Year                                     Percentage
-----                                    ----------
2003...............................       107.125%
2004...............................       103.417%
2005...............................       101.708%
2006 and thereafter................       100.000%

     Notwithstanding the foregoing, at any time during the first 36 months after the Note Issue Date, the Company may, at its option, redeem up to a maximum of 35% of the aggregate principal amount of the notes with the net cash proceeds of one or more offerings of capital stock of the Company at a redemption price equal to 110 1/4% of the principal amount thereof, plus accrued and unpaid interest thereon to the redemption date, if any; provided, that each such redemption shall occur within 90 days of the closing of such offering.

     Upon the occurrence of a Change of Control (as defined in the indenture governing the notes), each holder will have the right to require the Company to repurchase all of such holder's notes in whole or in part at a purchase price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the repurchase date.

     The indenture governing the notes contains covenants limiting the ability of the Company and its subsidiaries to, among other things, pay dividends or make certain other payments, make certain investments, incur additional indebtedness, permit liens, incur dividend and other payment restrictions affecting its subsidiaries, enter into consolidation, merger, conveyance, lease or transfer transactions, make asset sales, enter into transactions with its affiliates and engage in unrelated lines of business. In addition, the indenture imposes restrictions on the ability of the Company's subsidiaries to issue guarantees.

                       MARKET-MAKING ACTIVITIES OF DLJSC

     This prospectus is to be used by DLJSC in connection with offers and sales of the preferred stock in market- making transactions at negotiated prices related to prevailing market prices at the time of sale. DLJSC may act as principal or agent in such transactions. There can be no assurance that DLJSC will continue to act in such capacities. DLJSC has no obligation to make a market in the preferred stock, and may discontinue its market-making activities at any time without notice, at its sole discretion.

     DLJMB, an affiliate of DLJSC, holds, together with its affiliates, in the aggregate, a 64.4% equity interest in the Company. DLJSC acted as an intermediate purchaser of the preferred stock pursuant to the Resale Agreement.

     The Company will receive no portion of the proceeds from the sale of the preferred stock in market-making transactions. The Company has agreed to indemnify DLJSC against certain liabilities, including civil liabilities under the Securities Act or to contribute to payments DLJSC may be required to make in respect thereof.


                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     PROSPECTIVE PURCHASERS ARE STRONGLY URGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF ACQUIRING, HOLDING OR DISPOSING OF THE PREFERRED STOCK IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, AND THE CONSEQUENCES UNDER FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.


                                 LEGAL MATTERS

     The validity of the preferred stock was passed upon for the Company by Davis Polk & Wardwell.


                         INDEPENDENT PUBLIC ACCOUNTANTS

     The consolidated balance sheets of Brand as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder's equity and cash flows for each of the three years in the period ended December 31, 1999 included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as stated in their reports appearing herein.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the Commission. You may also read and copy any document we file at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the public reference room and their copy charges. The Commission maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed a registration statement on Form S-1 (of which this prospectus is a part) with the Commission under the Securities Act with respect to the preferred stock and the exchange debentures. This prospectus does not contain all the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. You should review our registration statement and the exhibits thereto.

                         INDEX TO FINANCIAL STATEMENTS


Brand Scaffold Services, Inc. and Subsidiaries:
     Report of Independent Public Accountants................................F-2
     Consolidated Statements of Operations for the years ended
          December 31, 1999, 1998, and 1997..................................F-3
     Consolidated Balance Sheets as of December 31, 1999 and 1998............F-4
     Consolidated Statements of Cash Flows for the years ended
          December 31, 1999, 1998, and 1997..................................F-5
     Consolidated Statements of Stockholder's Equity (Deficit)
          for the years ended December 31, 1999, 1998, and 1997..............F-6
     Notes to Consolidated Financial Statements..............................F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To Brand Scaffold Services, Inc.:


We have audited the accompanying consolidated balance sheets of Brand Scaffold Services, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations, stockholder's equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Brand Scaffold Services, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period December 31, 1999, in conformity with accounting principles generally accepted in the United States.


ARTHUR ANDERSEN LLP


St. Louis, Missouri
March 10, 2000

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (In thousands)



                                                                      Year Ended December 31,
                                                                --------------------------------------
                                                                  1999          1998            1997
                                                                --------       --------       --------
Revenue..................................................       $218,916       $205,304       $160,660
Operating expenses.......................................        171,630        157,673        122,638
                                                                --------       --------       --------
 Gross profit............................................         47,286         47,631         38,022
Selling and administrative expenses......................         31,550         29,568         25,840
Nonrecurring start-up expenses...........................              -              -          2,498
                                                                --------       --------       --------
 Operating income........................................         15,736         18,063          9,684
Interest expense.........................................         17,758         17,728         15,422
Interest income..........................................           (159)          (249)          (397)
                                                                --------       --------       --------
 Income (loss) before provision for income tax...........         (1,863)           584         (5,341)
Provision for income tax.................................              -              -             -
                                                                --------       --------       --------
 Income (loss) before extraordinary loss.................         (1,863)           584         (5,341)
Extraordinary loss on debt extinguishment................              -          4,329              -
                                                                --------       --------       --------
 Net income (loss).......................................         (1,863)        (3,745)        (5,341)
Less-  Accretion of preferred stock dividends............         (5,497)        (4,767)        (4,172)
                                                                --------       --------       --------
 Net loss applicable to common stock.....................        $(7,360)       $(8,512)       $(9,513)
                                                                ========       ========       ========


       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                     (In thousands except per share amounts)

                                                                                                         December 31,
                                                                                                    -----------------------
                                                                                                      1999           1998
                                                                                                    --------       --------
ASSETS
Current assets:
 Cash and cash equivalents....................................................................          $244         $3,125
 Trade accounts receivable, net of allowance for doubtful accounts of $770 in 1999 and
   $812 in 1998...............................................................................        37,346         31,485
 Costs and estimated earnings in excess of billings or uncompleted contracts..................         1,786          2,056
 Note receivable from WMIS, current portion...................................................            --          2,175
 Notes receivable, current portion............................................................           194            132
 Other current assets.........................................................................         3,225          3,192
                                                                                                    --------       --------
   Total current assets.......................................................................        42,795         42,165
                                                                                                    --------       --------
Property and equipment:
 Land.........................................................................................         1,652          1,633
 Buildings....................................................................................         2,829          2,284
 Vehicles and other equipment.................................................................        17,634         11,281
 Scaffolding equipment........................................................................       184,152        172,970
 Leasehold improvements.......................................................................           704            853
                                                                                                    --------       --------
   Total property and equipment, at cost......................................................       206,971        189,021
 Less- Accumulated depreciation and amortization..............................................        45,118         27,421
                                                                                                    --------       --------
   Total property and equipment, net..........................................................       161,853        161,600
                                                                                                    --------       --------
Other assets:
 Deferred financing costs, net................................................................         4,779          5,350
 Notes receivable, net of current portion.....................................................           477            759
 Other assets.................................................................................           968          1,186
                                                                                                    --------       --------
   Total other assets.........................................................................         6,224          7,295
                                                                                                    --------       --------
   Total assets...............................................................................      $210,872       $211,060
                                                                                                    ========       ========
LIABILITIES AND STOCKHOLDERS EQUITY (DEFICIT)
Current liabilities:
 Revolving loan...............................................................................        $3,960     $--
 Current maturities of long-term debt.........................................................         6,000          5,000
 Current portion notes payable and capital lease obligations..................................           903            831
 Accounts payable and accrued expenses........................................................        25,648         23,454
 Billings in excess of costs and estimated earnings on uncompleted contracts..................           731            800
                                                                                                    --------       --------
   Total current liabilities..................................................................        37,242         30,085
                                                                                                    --------       --------
Long-term debt................................................................................       147,500        153,500
                                                                                                    --------       --------
Notes payable and capital lease obligations...................................................         3,499          4,176
                                                                                                    --------       --------
Deferred income taxes.........................................................................         2,195          1,875
                                                                                                    --------       --------
14.5% senior exchangeable preferred stock, $0.01 par value, 1,250,000 shares authorized,
 1,042,460 issued and outstanding.............................................................        41,404         35,907
                                                                                                    --------       --------
Stockholder's equity (deficit):
 Common stock, $0.01 par value, 100 shares authorized, issued and
outstanding...................................................................................            --             --
 Paid-in capital..............................................................................        19,369         18,525
 Receivables from sale of Holdings' common stock..............................................          (822)          (336)
 Predecessor basis adjustment.................................................................       (13,038)       (13,038)
 Cumulative translation adjustment............................................................          (851)        (1,368)
 Accumulated deficit..........................................................................       (25,626)       (18,266)
                                                                                                    --------       --------
   Total stockholders' equity (deficit).......................................................       (20,968)       (14,483)
                                                                                                    --------       --------
   Total liabilities and stockholder's equity (deficit).......................................      $210,872       $211,060
                                                                                                    ========       ========

       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)


                                                                                       Year Ended December 31,
                                                                                  ------------------------------------
                                                                                   1999           1998           1997
                                                                                  -------        -------       -------
Cash flows from operating activities:
 Net income (loss)........................................................        $(1,863)       $(3,745)      $(5,341)
 Adjustments to reconcile net income (loss) to net cash provided by operating activities:
   Deferred income tax provision..........................................             29            (42)         (167)
   Depreciation and amortization..........................................         24,491         17,234        13,294
   Extraordinary loss on debt extinguishment..............................             --          4,329            --
   Changes in operating assets and liabilities:
     Trade accounts receivable, net.......................................         (5,861)        (7,813)       (1,513)
     Costs and estimated earnings in excess of billings on
       uncompleted contracts..............................................            270             89           109
     Notes receivable.....................................................            220            253         1,973
     Scaffolding equipment................................................          4,140          4,264         4,540
     Accounts payable and accrued expenses................................          2,194          7,940            15
     Billings in excess of costs and estimated earnings on
       uncompleted contracts..............................................            (69)            54           109
   Other..................................................................         (2,403)         4,190        (1,036)
                                                                                  -------        -------       -------
       Net cash provided by operating activities..........................         21,148         26,753        11,983
                                                                                  -------        -------       -------
Cash flows from investing activities:
 Purchase of property and equipment.......................................        (23,452)       (25,519)      (14,733)
 Receipts on note receivable from WMIS....................................          2,175          2,700         2,200
 Proceeds from sales of property and equipment other than
   scaffolding............................................................             55             43            37
 Payments for acquisitions................................................         (1,875)        (2,100)           --
                                                                                  -------        -------       -------
       Net cash used for investing activities.............................        (23,097)       (24,876)      (12,496)
                                                                                  -------        -------       -------
Cash flows from financing activities:
 Proceeds from long-term debt.............................................             --        130,000            --
 Payments of long-term debt...............................................         (5,000)      (121,250)       (8,250)
 Borrowings (payments) of revolving loans.................................          3,960         (4,500)        4,500
 Payments on notes payable and capital lease obligations..................           (605)          (438)           --
 Debt issuance financing costs............................................             --         (4,829)           --
 Issuance of preferred stock..............................................             --             --         1,062
 Capital contribution from Holdings.......................................            713             48           537
                                                                                  -------        -------       -------
       Net cash used for financing activities.............................           (932)          (969)       (2,151)
                                                                                  -------        -------       -------
Increase (decrease) in cash and cash equivalents..........................         (2,881)           908        (2,664)
Cash and cash equivalents, beginning of period............................          3,125          2,217         4,881
                                                                                  -------        -------       -------
Cash and cash equivalents, end of period..................................           $244         $3,125        $2,217
                                                                                  =======        =======       =======
Supplemental cash flow disclosures:
 Interest paid............................................................        $16,008        $11,469       $14,138
 Income taxes paid........................................................             --             --           113
Noncash transactions:
 Paid in-kind accretion of preferred stock dividends......................         $5,497         $4,767        $4,172
 Receipt of scaffolding as payment in lieu of cash on accounts
   receivable.............................................................             --             --           422
 Purchase of equipment with capital lease.................................            600          3,800            --

       The accompanying notes to financial statements are an integral part of these statements.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (in thousands except share amounts)






                                              Receivables
                   Common Stock               from Sale of
                   ------------                 Holding's     Predecessor                    Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1996              100        --    17,604             --        (13,308)          (241)           (78)    4,247
Comprehensive
income (loss):
  Net income
    (loss)           --        --        --             --             --         (5,341)            --    (5,341)         $(5,341)
  Translation
    adjustment                                                                                                                (447)
                                                                                                                              ----
                     --        --        --             --             --             --           (447)     (447)
Comprehensive                                                                                                              $(5,788)
                                                                                                                           =======
(loss)
Paid-in-kind
  accretion of
  preferred
  dividends          --        --        --             --             --         (4,172)            --    (4,172)
Capital
  contribution
  from DLJ
  Brand
Holdings, Inc.       --        --       873             --             --             --             --       873
Issuance of
  promissory
  notes from
  officers and
  employees          --        --        --           (336)            --             --             --      (336)
                    ----      ----   ------           ----         ------          -----            ----    -----
Balance,
  December 31,
  1997              100        --    18,477           (336)       (13,038)        (9,754)          (525)   (5,176)
                   =====      ====   ======           ====         ======          =====            ====    =====


                                           (Continued on following page)

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
      CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT) (Continued)
                       (in thousands except share amounts)




                                              Receivables
                   Common Stock               from Sale of
                   ------------    Additional   Holding's     Predecessor                   Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1997              100   $--       $18,477       $(336)       $(13,038)       $(9,754)         $(525)    $(5,176)
Comprehensive
income (loss):
  Net income
    (loss)           --        --        --          --              --         (3,745)            --      (3,745)      $(3,745)
  Translation
    adjustment                                                                                                             (843)
                     --        --        --          --              --             --           (843)       (843)
Comprehensive                                                                                                           $(4,588)
(loss)
Capital
  contribution
  from DLJ
  Brand
Holdings, Inc.       --        --        48          --              --             --             --          48
Paid-in-kind
  accretion of
  preferred
  dividends          --        --        --          --              --         (4,767)            --      (4,767)
                    ---   -------   -------       -----        --------       --------        -------    --------
Balance,
  December 31,
  1998              100   $    --   $18,525       $(336)       $(13,038)      $(18,266)       $(1,368)   $(14,483)
                    ===   =======   =======       =====        ========       ========        =======    ========


                                           (Continued on following page)

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
            CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                       (in thousands except share amounts)




                                              Receivables
                   Common Stock               from Sale of
                   ------------    Additional   Holding's     Predecessor                   Cumulative
                                    Paid in      Common          Basis       Accumulated    Translation              Comprehensive
                   Shares Dollars   Capital       Stock        Adjustment      Deficit       Adjustment     Total    Income (Loss)
                   ------ -------   -------       -----        ----------      -------       ----------     -----    -------------
Balance,
  December 31,
  1998              100     $--     $18,525       $(336)       $(13,038)      $(18,266)       $(1,368)    $(14,483)
Comprehensive
  income (loss):
  Net income
    (loss)           --      --          --          --              --         (1,863)            --       (1,863)      $(1,863)
  Translation
    adjustment       --      --          --          --              --             --            517          517           517
Comprehensive                                                                                                            $(1,346)
                                                                                                                         =======
(loss)
Paid-in-capital
  from Stock
  options            --      --         131          --              --             --             --          131
Issuance of
  promissory
  notes from
  officers and
  employees          --      --          --        (486)             --             --             --         (486)
                    ---     ---     -------       -----        --------       --------          -----     --------
Capital
  contribution
  from DLJ
  Brand
  Holdings, Inc.     --      --         713          --              --             --             --          713
Paid-in-kind
  accretion of
  preferred
  dividends          --      --          --          --              --         (5,497)            --       (5,497)
                    ---     ---     -------       -----        --------       --------          -----     --------
Balance,
  December 31,
  1999              100     $--     $19,369       $(822)       $(13,038)      $(25,626)         $(851)    $(20,968)
                    ===     ===     =======       =====        ========       ========          =====     ========


         The accompanying notes to financial statements are an integral part of this statement.

                 BRAND SCAFFOLD SERVICES, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        (in thousands except share data)

1.   ORGANIZATION AND BUSINESS:

     Brand Scaffold Services, Inc. (a Delaware corporation) and its subsidiaries (the "Company") are 100% owned by DLJ Brand Holdings, Inc. ("Holdings"). Holdings is owned 64.4% by Donaldson, Lufkin & Jenrette, Inc. ("DLJ"), 9.2% by Carlisle Enterprises, L.P. ("Carlisle"), 18.3% by Rust International Inc. ("Rust International") through its wholly owned subsidiary, Rust Industrial Services Inc. ("RIS") and 8.1% by the directors, officers and employees of the Company. Rust International is a subsidiary of Waste Management Industrial Services, Inc.
("WMIS").

     The Company believes it operates in one segment. The Company provides scaffolding services primarily to refining, chemical, petrochemical, pulp and paper, and utility industries, and to a lesser extent and general commercial clients. Scaffolding services are typically provided in connection with periodic, routine cleaning and maintenance of refineries, chemical plants and utilities, as well as for new construction projects. The Company provides personnel to erect and dismantle scaffolding structures, transport scaffolding to project sites and supervise and manage such activities. In addition, the Company rents and occasionally sells scaffolding that is classified as property and equipment on the consolidated balance sheets. The Company maintains a substantial inventory of scaffolding in the United States and Canada.

     The Company's services are not rendered to or dependent on any single customer within the industrial or commercial markets and, therefore, the Company does not believe that a material concentration of credit risk exists, except that one customer accounted for 13%, 15% and 17% of revenue for the years ended December 31, 1999, 1998, and 1997, respectively.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     Basis of Presentation

     The accompanying financial statements are prepared on a consolidated basis and include those assets, liabilities, revenues and expenses directly attributable to the operations of the Company. All significant intercompany balances and transactions have been eliminated.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition

     The Company recognizes contract revenue on the percentage-of-completion basis with losses recognized in full when identified. Changes in project performance and conditions, estimated profitability and final contract settlements may result in future revisions to costs and income. Substantially all of the Company's contracts are completed in less than six months. Other revenues are recognized when the services are performed.

     Rental and Sales of Scaffolding

     For the years ended December 31, 1999, 1998 and 1997 revenues from the rental of scaffolding were $54,653, $50,137 and $40,847 respectively.

     The Company periodically sells scaffolding to third parties, primarily to its rental customers. The Company recognizes revenue for the proceeds of such sales and records as operating expense the net book value of the scaffolding. Net book value is determined, assuming the oldest scaffolding is sold first, as the Company maintains inventory records on a group basis. Revenues and gross profit from sales of scaffolding were $5,731 and $1,591, respectively, for the year ended December 31, 1999, $5,757 and $1,493, respectively, for the year ended December 31, 1998, and $7,714 and $3,174, respectively, for the year ended December 31, 1997.

     Cash and Cash Equivalents

     The Company considers all short-term deposits purchased with original maturities of three months or less to be cash equivalents.

     Property and Equipment

     Property and equipment (including major repairs and improvements that extend the useful life of the asset) are capitalized and stated at cost. Ordinary maintenance and repairs of equipment are charged to expense. The cost of property and equipment is depreciated over the estimated useful lives on the straight-line method as follows:


Buildings                          10 to 30 years
Vehicles and other equipment       3 to 8 years
Scaffolding equipment              2 to 20 years
Leasehold improvements             Life of the applicable lease or life of the
                                     improvement, whichever
                                   is shorter

     For the years ended December 31, 1999, 1998 and 1997, depreciation and amortization expense was $23,769, $16,509, and $12,325 respectively.

     Deferred Financing Costs

     The Company deferred financing costs of $6,624 which is being amortized over the life of the Credit Agreement. In 1998, the Company recorded an extraordinary loss of $4.3 million to write off deferred financing costs related to the early extinguishment of debt. For the years ended December 31, 1999, 1998 and 1997, amortization expense was $722, $725, and $969 respectively. Accumulated amortization was $700 and $924, as of December 31, 1999 and 1998, respectively. In connection with the February 1998 issuance of senior notes, the Company incurred financing fees and expenses of $4.8 million, which were deferred and are being amortized over 10 years.

     Derivative Financial Instruments

     The Company uses an interest rate collar to hedge its exposure to interest rate fluctuations. The collar has the effect of establishing a maximum and a minimum interest rate on a portion of the Company's underlying variable rate debt obligations. The maximum and minimum interest rates associated with the interest rate collar are 8.50% and 5.69%, respectively. In 1998, the Company recorded an expense of $599 related to this interest rate collar.

     Asset Impairment

     If facts and circumstances suggest that a long-lived asset may be impaired, the carrying value is reviewed. If this review indicates that the value of the asset will not be recoverable, as determined based on projected undiscounted cash flows related to the asset over its remaining life, the carrying value of the asset is reduced to its estimated fair value.

     Foreign Operations

     The assets and liabilities of the Company's wholly owned foreign subsidiary, Brand Scaffold Services of Canada, Inc. are translated at the rates of exchange in effect on the balance sheet date while income statement accounts are translated at the average exchange rate in effect during the period. The resulting translation adjustments are charged or credited to the cumulative translation adjustment account included in stockholder's equity (deficit). Revenue from the Canadian operation and scaffolding equipment in Canada are less than 10% of the consolidated totals for the Company.

3.  NOTES RECEIVABLE:

     Notes receivable result from scaffolding sales. As of December 31, 1999, and 1998, $671 and $891 of such notes maturing in 2 to 4 years were outstanding with interest rates ranging from 8.5% to 9.0%, and 9.75% to 11.00% respectively.

4.   INCOME TAXES:

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred income taxes are not provided on undistributed earnings of the Company's foreign subsidiary because those earnings are considered to be permanently invested. If the reinvested earnings were to be remitted, the U. S. income taxes under current law would be immaterial.

     For the years ended December 31, 1999, 1998 and 1997, such provision consisted of a deferred domestic tax (benefit) of ($29), ($238) and ($287), current foreign tax (benefit) expense of ($29), $42 and $167, and deferred foreign tax expense of $58, $196 and $120, respectively.

     The reconciliation of the statutory federal income tax (benefit) expense on the Company's pretax income (loss) to the actual provision for income taxes for the years ended December 31, 1999, 1998 and 1997 are as follows:

                                           1999      1998       1997
                                          ------   -------    -------
Statutory federal income taxes ........   $(633)   $(1,333)   $(1,869)
State and local taxes, net of federal .     (95)      (251)      (174)
Foreign taxes .........................       7         54        287
Valuation allowance ...................     604      1,240      1,918
Other .................................     117        290       (162)
Provision for income tax ..............   $  --     $   --     $   --

          The components of the net deferred income tax liability as of December 31, 1999 and 1998, are as follows:

                                     1999         1998
                                   --------    --------
Deferred tax assets:
 Accrued liabilities ...........      4,877       4,274
 Property and equipment ........      1,001       1,670
 Net operating loss carryforward     35,491      34,401
 Valuation allowance ...........     (8,940)     (8,336)
                                   --------    --------
 Deferred tax assets ...........   $ 32,429    $ 32,009
                                   --------    --------
Deferred tax liabilities:
 Note receivable from WMIS .....        $--    $   (870)
 Property and equipment ........    (34,624)    (33,014)
                                   --------    --------
 Deferred tax liabilities ......    (34,624)    (33,884)
                                   --------    --------
 Deferred income tax asset, net    $ (2,195)   $ (1,875)
                                   ========    ========

     The Company is required to record a valuation allowance when it is more likely than not that some portion or all of the deferred income tax assets will not be realized. As of December 31, 1999, the valuation allowance of

$8,940 was recorded, which increased $604 for the year ended December 31, 1999. As of December 31, 1998, a valuation allowance of $8,336 was recorded, which increased $1,240 for the year ended December 31, 1998.

     At December 31, 1999, the Company had net operating loss carryforwards, for federal income tax purposes, of $88,729 which expire in various years between 2011 and 2018.

5.   ACCOUNTS PAYABLE AND ACCRUED EXPENSES:

     The major components of accounts payable and accrued expenses as of December 31, 1999 and 1998, are as follows:

                                                             1999         1998
                                                              ----         ----
Accounts payable .......................................     $ 3,896     $ 4,024
Payroll and related accruals ...........................       6,137       6,419
Workers compensation and health benefit liabilities ....       8,947       6,304
Accrued interest .......................................       5,230       5,128
Other ..................................................       1,438       1,579
                                                             -------     -------
                                                             $25,648     $23,454
                                                             =======     =======

6. NOTES PAYABLE AND CAPITAL LEASE OBLIGATIONS:

     Notes payable and capital lease obligations as of December 31, 1999 and 1998, are as follows:

                                                              1999        1998
                                                              ----        ----
Notes payable ..........................................     $   935     $ 1,375
Capital lease obligations ..............................       3,467       3,632
                                                             -------     -------
                                                               4,402       5,007
Less- Current portion ..................................         903         831
                                                             -------     -------
                                                             $ 3,499     $ 4,176
                                                             =======     =======

     Notes payable consist of several promissory notes with interest rates of 8.5%. Future principal payments total $283 for 2000, $283 for 2001, $283 for 2002 and $86 for 2003.

7.   DEBT AND BORROWING ARRANGEMENTS:

     At December 31, 1999 and 1998, long-term debt consisted of the following:

                                                            1999          1998
                                                            ----          ----
Term loans .............................................    $27,460     $28,500
10-1/4% Senior Notes ...................................    130,000     130,000
                                                           --------    --------
                                                            157,460     158,500
Less- Current portion ..................................      9,960       5,000
                                                           --------    --------
 Long-term debt ........................................   $147,500    $153,500

     In 1996, in connection with the Acquisition, the Company entered into a Credit Agreement which provided for Term Loan Commitments under Senior Secured Credit facilities totaling $160 million, and a Revolving Loan Commitment totaling $30 million. In February 1998, the Company issued $130 million of 10-1/4% Senior Notes due February 2008. The offering was underwritten by DLJ. The proceeds of this offering were used to repay $120 million of the Term Loans outstanding under the Credit Agreement. In addition, in February 1998, the Company amended the Credit Agreement to reduce the total facility to $60 million. In March 1999, the Company also secured a $30 million Term B Loan commitment to enable the company to make further acquisitions. This amendment included revisions to certain covenant requirements. In connection with the Credit Agreement, the Company incurred administrative and commitment fees, included in interest expense, of $183, $208, and $216 for the years ended December 31, 1999, 1998 and 1997.

     Maturities of long-term debt as of December 31, 1999, are as follows:



-----
2000................................................................ $    6,000
2001................................................................      8,500
2002................................................................     12,960
2003................................................................         --
2004................................................................         --
Thereafter..........................................................    130,000
                                                                     ----------
                                                                     $  157,460
                                                                     ==========

     Interest rates are determinable under the Credit Agreement based upon certain market "Base Rates" or LIBOR, plus an "Applicable Margin" of between 1.75% to 3.5%. The Applicable Margins for Tranche B and Tranche C loans are fixed while those for Tranche A loans ($23,500, $28,500, and $51,000 as of December 31, 1999, 1998, and 1997, respectively), vary based, generally, on earnings performance. The average interest rate under Term Loans in effect during the years ended December 31, 1999, 1998 and 1997, was 9.87%, 9.80%, and 8.90%, respectively. Interest expense on the Term Loans and the Senior Notes for the years ended December 31, 1999, 1998 and 1997, was $15,499, $17,060, and $13,984, respectively.

     Revolving loan commitments equal an amount based upon an eligible borrowing base, as defined, with a maximum available limit of $30 million. The loan expires September 30, 2002, and interest rates are based on certain market "Base Rate" or LIBOR plus a margin of between 1.75% and 3.5% (generally based on earnings performance). At December 31, 1999 and 1998, the available borrowing base (which is net of outstanding borrowings) was $12,654, and $16,244, respectively. As of December 31, 1999 and 1998, amounts borrowed under the revolving loan were $3,960 and $-0-, respectively. Any borrowings under the revolving loan commitment in excess of $10 million must be repaid once per year, in accordance with the Credit Agreement. Interest expense on the revolving loan for the years ended December 31, 1999, 1998 and 1997, was $509, $100, and $119 respectively.

     Substantially all assets of the Company are pledged as collateral for the Credit Agreement. In addition, the Company is required to comply with various affirmative and negative covenants in the Credit Agreement, including financial covenants requiring certain levels of net worth to be maintained and the achievement of certain financial ratios. The Company was in compliance with the various affirmative and negative covenants at December 31, 1999.

     As part of the Acquisition, the Company issued a Subordinated Note (the Subordinated Note) to Rust International totaling $14.5 million due 2008. The Subordinated Note was recorded at its fair value of $4.8 million, assuming an effective interest rate of 18% per annum. On September 30, 1996, Holdings assumed all obligations under the Subordinated Note by making a capital contribution to the Company of $4.8 million, which is included in paid-in capital of the Company. Because Holdings has no revenue generating activities, other than its ownership of the Company, it is likely that the Company's cash flows will service all or part of Holding's obligation under the Subordinated Note. Subject to certain conditions, Holdings has the option of paying interest, calculated annually, through the issuance of additional Subordinated Notes in lieu of cash. Additionally, based on Holdings' financial performance, the Subordinated Note's interest and principal payments may be delayed or accelerated. The fair market value of the Subordinated Note is approximately $6.2 million and $7.0 million as of December 31, 1999 and 1998, respectively. No principal or interest cash payments were made during 1999 or 1998.

8.   LEASE OBLIGATIONS:

     The Company leases a portion of its operating and office facilities under operating leases. For the years ended December 31, 1999, 1998 and 1997, rent expense was $1,735, $1,538, and $1,334, respectively.

     The Company leases certain scaffolding equipment under capital leases. The net book value of the scaffolding equipment under capital lease was $3,398 as of December 31, 1999. The future minimum lease payments under noncancelable leases as of December 31, 1999, are as follows:



Year                                                      Capital     Operating
-----                                                   ------------  ---------
2000...................................................       1,069      1,763
2001...................................................       1,069      1,640
2002...................................................       1,069      1,292
2003...................................................         858        760
2004...................................................          --        408
Thereafter.............................................          --        453
                                                           --------    -------
   Total minimum lease payments........................    $  4,065   $  6,316
Less- Imputed interest component.......................         598
                                                           --------
   Present value of net minimum lease payments.........    $  3,467
                                                           ========

9.   COMMITMENTS AND CONTINGENCIES:

     In the ordinary course of conducting its business, the Company becomes involved in various pending claims and lawsuits. These primarily relate to employee matters. The outcome of these matters is not presently determinable, however, in the opinion of management, based on the advice of legal counsel, the resolution of these matters is not anticipated to have a material adverse effect on the financial position or results of operations of the Company.

     The Company has available Letter of Credit Commitments in an amount not to exceed $15 million, of which $9,530, $8,000 and $6,751 was outstanding with a bank at December 31, 1999, 1998 and 1997, respectively. For the years ended December 31, 1999, 1998 and 1997, the Company paid fees related to such commitments (included in interest expense) of $285, $216, and $134, respectively.

10.  SENIOR EXCHANGEABLE PREFERRED STOCK:

     The Company has authorized 1,250,000 shares and has issued and outstanding 1,042,460 of Senior Exchangeable Preferred Stock (the "Senior Preferred Stock"). The Senior Preferred Stock is mandatorily redeemable on March 31, 2008, at a redemption price equal to aggregate liquidation value plus unpaid dividends. The liquidation value of each share of Senior Preferred Stock is $25 at issuance. Dividends are calculated quarterly on the liquidation value of such shares at 14.5% annually. For the five-year period ended September 30, 2001, such dividends accrete on a compounded basis and increase the liquidation value. Dividends are payable in cash subsequent to this date. For the years ended December 31, 1999, 1998 and 1997, dividends of $5,497, $4,767, and $4,172 were accreted. As a result, the loss attributable to common stockholders for the years ended December 31, 1999, 1998 and 1997, was $7,360, $8,512, and
$9,513, respectively.

     The Senior Preferred Stock carries no voting rights, but its holders have certain defined rights upon certain events occurring. In the event of a change in control of the Company, each holder of Senior Preferred Stock will have the right to require the Company to repurchase its shares at 101% of the liquidation value. The Company may redeem the Senior Preferred Stock at certain premiums to the liquidation value at any time after September 30, 2001. Additionally, at the option of the Company, the Senior Preferred Stock is exchangeable into 14.5% Subordinated Exchange Debentures due 2008, under certain conditions.

11.  STOCKHOLDER'S EQUITY (DEFICIT):

     The Company has authorized, issued and outstanding 100 shares of $.01 par common stock. All of the common stock of the Company is owned by Holdings.

12.  PARENT COMPANY TRANSACTIONS:

     Holdings has authorized 15,000,000 shares and issued and outstanding 13,383,123 shares of $.01 par common stock.

     As part of the Acquisition, on September 30, 1996, Holdings and Carlisle agreed upon a grant of options to Carlisle (the "Carlisle Options") to acquire 918,750 shares of Holdings' common stock. The Carlisle Options fall into three categories, each with different vesting terms: time based, performance based, and path dependent (for which vesting is contingent upon certain measurements of the value of the Company). Substantially all of the value of the Carlisle Options was considered a cost of the Acquisition and pushed down to the Company's financial statements.

     In 1999, 1998 and 1997, Holdings made a capital contribution to the Company of $713, $48, and $873, respectively, representing cash and notes received by the Company from the sale of Holdings' common stock to certain directors, officers and employees of the Company. At December 31, 1999 and 1998 certain officers and employees of the Company have outstanding promissory recourse notes in the aggregate amount of $822 and $336, respectively, which were issued to the Company as consideration for a portion of the above Holdings' common stock. These notes earn interest at a rate between 5.22% and 7.03% and mature between 2002 and 2006. These notes are secured by 643,500 shares owned by such officers and employees.

     In 1997, the Board of Directors of Holdings approved a stock option plan for key employees of the Company. During 1998 and 1997, Holdings granted certain employees options to acquire 109,000 and 963,500 shares of Holding's common stock, respectively. The options were granted with an exercise price of $1.00 per share which management believes approximated the fair value of Holdings' common stock at the date of grant. The options vest over a maximum of ten years and a minimum of five years provided certain performance criteria are met. Unvested options are subject to forfeiture, upon employee termination, as defined. Additionally, any shares acquired upon exercise are subject to repurchase rights of the Company upon termination of employment, as defined. Upon a change of control, as defined, all unvested options will vest. The weighted average exercise price for the options outstanding in 1999, 1998 and 1997 is $1.00.

     Stock option transactions under the plan for 1999, 1998 and 1997 are summarized below:


                                                     Number of Shares
                                             --------------------------------
                                               1999        1998        1997
                                             ---------   ---------  ---------

Options outstanding at beginning of year.    1,013,500     963,500         --
Options granted..........................           --     109,000    963,500
Options canceled.........................       98,000      59,000         --
Options exercised........................      645,700          --         --
Options outstanding at end of year.......      269,800   1,013,500    963,500
Exercisable at end of year...............      160,020     364,300          0


     The Company adopted the disclosure-only provisions under SFAS 123 "Accounting for Stock Based Compensation" ("SFAS 123"). The Company accounts for employee stock options under APB Opinion 25, as permitted under generally accepted accounting principles. Accordingly, no compensation cost has been recognized in the accompanying financial statements related to these options. Had compensation cost for these options been determined consistent with SFAS 123, the Company's net loss would reflect the following for the year ended December 31:

                                               1999        1998        1997
                                             ---------   ---------  ---------
                                             $ (1,863)   $ (3,745)  $  (5,341)
Pro forma                                      (1,916)     (3,786)     (5,384)

     The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 1998 and 1997; dividend yield of 0%, expected volatility of 0%, risk-free interest rate of 6.5% and an expected life of seven years. The fair value of the options granted in 1998 and 1997 was $.44 and $.45 per option, respectively.

     In accordance with the Shareholder's Agreement of Holdings, in the event any shareholder desires to transfer any shares of Holdings to a third party prior to September 30, 2001, such shareholders must first offer such shares to the other shareholders. Also, certain shareholders engaged in a transfer of shares to a third party have the right to compel the other shareholders to sell a proportionate share of their holdings to the third party, as defined.

13.  RELATED-PARTY TRANSACTIONS:

     Certain shareholders of Holdings receive a quarterly Management Advisory Fee in return for management, advisory and other services rendered. Such fees totaled $500, $500 and $500, for the years ended December 31, 1999, 1998 and 1997, respectively.

     In connection with the Acquisition, the Company entered into a Transitional Services Agreement with WMIS and Rust International. In consideration of certain services to be rendered by the Company and the licenses and preferred customer status granted by the Company, WMIS paid to the Company $725 per quarter through September 30, 1999 ($8.7 million in total). The Company recorded $7,438 as a note receivable from WMIS in purchase accounting. The balance of $1,263 was being accounted for as a reduction to the Company's operating expenses in the period the aforementioned services are provided. For the years ended December 31, 1999 and 1998, the Company received $2,175 and $2,900, respectively. For the years ended December 31, 1999, 1998 and 1997 operating expenses were reduced by $0, $200 and $700, respectively. In addition, the company provides computer support to WMIS and receives payment of $75 per month for such services.

14.  EMPLOYEE BENEFIT PLAN:

     In 1997, the Company established the Brandshare 401(k) Savings Plan and Profit Sharing Plan. Substantially all employees are eligible to participate in the Plan. Participants may elect to defer 2% to 15% of their salary. The Company, at its sole discretion, may make matching contributions to the Plan. For the years ended December 31, 1999, 1998 and 1997, the Company expensed $359, $345, and $318 respectively, for contributions to the Plan.

15.  FAIR VALUES OF FINANCIAL INSTRUMENTS:

     The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Cash and Cash Equivalents--The carrying amounts approximate fair value.

     Notes Receivable--The fair value of notes receivable are based on discounted future cash flows at current interest rates.

     Revolving Loan--The carrying amounts of the borrowings under the Credit Agreement approximate their fair value because such borrowings carry variable interest rates.

     Term Loans-The carrying amounts of the term loans approximate their fair value because such loans carry variable interest rates.

     Senior Notes-The fair value of the senior notes is based on market rates obtained from dealers.

     14.5% Senior Exchangeable Preferred Stock--The liquidation approximate fair value.

     The carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998, are as follows:

                                                                 1999                          1998
                                                       -------------------------      -----------------------
                                                       Carrying                      Carrying
                                                        Amount       Fair Value       Amount       Fair Value
                                                       ---------     ----------       -------      ----------
Cash and cash equivalents.........................          $244            $244        $3,125          $3,125
Notes receivable..................................           671             671           891             891
Revolving loan....................................         3,960           3,960            --              --
Term loans........................................        23,500          23,500        28,500          28,500
Senior notes......................................       130,000         118,300       130,000         123,500
Notes payable and capital lease obligations.......         4,402           4,402         5,007           5,007
14.5% Senior exchangeable preferred stock.........        41,404          29,189        35,907          35,902



16.  ACQUISITIONS:

     In August 1999, the Company acquired the stock of Scaffold-Jax, Inc. for a purchase price of $1.2 million, ($1.0 million in cash and $200 in a note to be paid two years after closing). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition. Scaffold-Jax, Inc. is a Jacksonville, Florida based company and services both the industrial and commercial market.

     In April 1999, the Company acquired the operating assets of Philip Scaffold Corporations ("Philip") for a purchase price of $875. Philip operates out of Denver and Grand Junction, Colorado and is an industrial scaffold operation with its major customers being power companies and refineries.

     In October 1998, the Company acquired the operating assets of The Brook Company, Ltd. ("Brook") for a purchase price net of cash acquired of $3.1 million ($1.7 million of cash and $1.4 million in notes payable). There was no excess cost of assets acquired over the amounts assigned to net tangible assets at the date of the acquisition. Brook is a New Orleans based specialty provider of temporary structures and enclosures for the special events market.

     In September 1998, the Company acquired the operating assets of Scaffold Rental and Erection ("SRE") for a purchase price net of cash acquired, of $4.2 million ($400 of cash and $3.8 million in notes payable and capital lease obligations). The excess cost of assets acquired over the amounts assigned to net tangible assets at the date of acquisition was $100. SRE is an Atlanta based company that provides scaffolding services to industrial customers primarily in the southeastern states.

17.  ACCOUNTING STANDARD NOT YET IMPLEMENTED:

     In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value and that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. The Company has not yet quantified the impacts of adopting SFAS No. 133 on its consolidated financial statements nor has it determined the timing or method of its adoption of SFAS No. 133. However, SFAS No. 133 could increase volatility in earnings and other comprehensive income.


=====================================================         ======================================================

We have not authorized any dealer, salesperson or
other person to give you written information other
than this prospectus or to make representations as                              [GRAPHIC?OMITTED]
to matters not stated in this prospectus.  You must
not rely on unauthorized information.  This
prospectus is not an offer to sell these securities or
our solicitation of your offer to buy the securities in
any jurisdiction where that would not be permitted
or legal.  Neither the delivery of this prospectus nor
any sales made hereunder after the date of this
prospectus shall create an implication that the
information contained herein or the affairs of the
Company have not changed since the date hereof.
                                                                                 BRAND SCAFFOLD
                                                                                 SERVICES, INC.
               ----------------------


                                                                       14.5% Senior Exchangeable Preferred
                  TABLE OF CONTENTS                                              Stock due 2008

                                                 Page
                                                 -----


Prospectus Summary..................................2
Risk Factors.......................................11
Use of Proceeds....................................16
Capitalization.....................................17
Selected Consolidated Financial Data...............18
Management's Discussion and Analysis
   of Financial Condition and Results                                 ------------------------------------
   of Operations...................................20
Business...........................................26
Management.........................................32                              PROSPECTUS
Principal Stockholders.............................37
Certain Relationships and Related                                     ------------------------------------
   Transactions....................................39
Description of Bank Facility.......................40
Description of Preferred Stock.....................42
Description of Exchange Debentures.................43
Description of Notes...............................47
Market-Making Activities of DLJSC..................48
Certain Federal Income Tax Considerations..........48
Legal Matters......................................48
Independent Public Accountants.....................48
Where You Can Find More Information................48
Index to Consolidated Financial Statements........F-1



                                                                                 April 27, 2000



=====================================================         ======================================================

                PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following is an itemization of all estimated expenses expected to be incurred by the Company in connection with the distribution of the securities registered hereby.




     Legal fees and expenses............................................ $35,000
     Accounting fees and expenses....................................... $35,000
                                                                         -------
          Total......................................................... $70,000
                                                                         =======

Item 14. Indemnification of Directors and Officers

     Under the Delaware General Corporation Law (the "DGCL"), directors, officers, employees and other individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of a derivative action, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with the defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification of expenses where the person seeking indemnification has been found liable to the Company.

     The Company's Certificate of Incorporation, as amended, provides in effect for the indemnification by the Company of each director and officer of the Company to the fullest extent permitted by applicable law.

     If the DGCL is amended to further expand the indemnification permitted to directors, officers, employees or agents of the Company, then the Company shall indemnify such persons to the fullest extent permitted by the DGCL, as so amended.

Item 15. Recent Sales of Unregistered Securities

     None.

Item 16. Exhibits

     (a)  Exhibits


Exhibit No.         Description
-----------         -----------

    *3.1--   Certificate of Incorporation of the Registrant
    *3.2--   Certificate of Amendment of Certificate of Incorporation of the Registrant
    *3.3--   Amended and Restated By-Laws of Brand Scaffold Services, Inc.
    *4.1--   Amended and Restated Certificate of Designations, Preferences and Rights of 14.5% Senior
             Exchangeable Preferred Stock due 2008 (the "Preferred Stock")
    *4.2--   Amended and Restated Shareholders Agreement dated as of September 30, 1996 among DLJ
             Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore Partners,
             C.V., DLJ Merchant Banking Funding, Inc., Carlisle-Brand Investors, L.P., Rust Industrial
             Services Inc., DLJ Brand Holdings, Inc. ("Holdings"), Brand Scaffold Services, Inc. and
             Certain Individuals


                                      II-1




Exhibit No.         Description
-----------         -----------
    *4.3  -- Stock Option Agreement dated as of March 4, 1997 between Holdings and Carlisle Group,
             L.P.
    *4.4  -- Indenture dated as of February 25, 1998 between the Company, and U.S. Trust Company of
             Texas, N.A., as Trustee, relating to the Company's 10 1/4% Senior Notes due 2008 (the
             "Notes")
    *4.5  -- Registration Rights Agreement, dated as of February 25, 1998, between the Company and
             Donaldson Lufkin & Jenrette Securities Corporation ("DLJSC"), as initial purchaser, relating to the Notes
    *4.6  -- Registration Rights Agreement dated as of March 2, 1998 by and between the Company and
             DLJSC, relating to the Preferred Stock
    *4.7  -- Form of Indenture relating to the Company's 14.5% Junior Subordinated Exchange
             Debentures due 2008
    *5    -- Opinion of Davis Polk & Wardwell, Counsel of the Registrant, regarding the validity of the securities being registered
   *10.1  -- Credit Agreement dated as of September 30, 1996, among Brand Scaffold Services, Inc., the
             Banks party thereto, DLJ Capital, as Syndication Agent, and Bank of America, as
             Administrative Agent (the "Credit Agreement")
   *10.2  -- Purchase Agreement dated as of February 25, 1998, by and between the Company and
             DLJSC, as initial purchaser, relating to the Notes
   *10.3  -- The Amended and Restated Transaction Agreement dated as of September 18, 1996 among
             DLJ Merchant Banking Partners, L.P., DLJ International Partners, C.V., DLJ Offshore
             Partners, C.V., DLJ Merchant Banking Funding, Inc., Carlisle Enterprises, L.P., Holdings, the
             Company, Brand Scaffold Builders, Inc., Brand Scaffold Rental & Erection, Inc. 702569
             Alberta Ltd., Rust International Inc., Rust Industrial Services Inc., Rust Scaffold Services
             Inc., Rust Scaffold Builders Inc., and Rust Scaffold & Erection Inc.
   *10.4  -- Employment Agreement dated as of June 1, 1999 between the Company and John M. Monter
   *10.5  -- Employment Agreement dated as of July 29, 1996 between the Company and James "Marty"
             McGee
   *10.6  -- Employment Agreement dated as of July 29, 1996 between the Company and Ronald W.
             Moore
   *10.7  -- Employment Agreement dated as of July 29, 1996 between the
             Company and Otto K. Knoll
   *10.8  -- Offer Letter dated as of March 30, 1998 between the Company and Ian R. Alexander
   *10.9  -- The Credit Agreement as amended and
             restated as of March 17, 1999
   *10.10 -- The Additional Term B Loan Addendum dated March 9, 2000 to the Credit Agreement
   *12    -- Statement of Computation of Ratio of Earnings to Combined Fixed Charges and Preferred
             Stock Dividends
   *21    -- Subsidiaries of the Registrant
   *23.1  -- Consent of Arthur Andersen LLP, independent public accountants
   *23.2  -- Consent of Davis Polk & Wardwell, counsel to the Registrant (included in Exhibit 5)
   *24    -- Powers of Attorney
   *27    -- Financial Data Schedule
-------------------

* Previously filed with the SEC.

     (b)  Schedules


     All supplementary schedules relating to the Registration Statement are omitted because they are not required or because the required information, where material, is contained in the Financial Statements.

Item 17.  Undertakings

     (a)  The undersigned registrant hereby undertakes:

               (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                    (iii)To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

               (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the Trustee to act under subsection (a) of Section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Act.

                                   SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Chesterfield, State of Missouri, April 21, 2000.



                                                BRAND SCAFFOLD SERVICES, INC.

April 21, 2000

                                                By:   /s/ Ian R. Alexander
                                                    ----------------------------
                                                     Ian R. Alexander
                                                     Chief Financial Officer,
                                                     Vice President, Finance

     Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.



              Signature                                    Title                              Date
              ---------                                    -----                              ----
         /s/ John M. Monter
     ---------------------------     Director, Chief Executive Officer and President     April 21, 2000
           John M. Monter            (Principal Executive Officer)

        /s/ Ian R. Alexander
     ---------------------------     Chief Financial Officer, Vice President, Finance    April 21, 2000
          Ian R. Alexander           (Principal Financial Officer and
                                     Principal Accounting Officer)

     ---------------------------     Chairman of the Board                               April 21, 2000
           David L. Jaffe

                  *                  Director                                            April 21, 2000
     ---------------------------
           Robert Bonczek

                  *                  Director                                            April 21, 2000
     ---------------------------
          James S. Carlisle

                                     Director                                            April 21, 2000
     ---------------------------
          Donald R. Chappel

                  *                  Director                                            April 21, 2000
     ---------------------------
           Vincent Langone

                                     Director                                            April 21, 2000
     ---------------------------
            Karl R. Wyss

      *By: /s/ Ian R. Alexander                                                          April 21, 2000
     ---------------------------
          Ian R. Alexander
         as Attorney-in-Fact